Filed pursuant to Rule 424(b)(1) under the Securities Act of 1933 in connection with
Registration No. 333-63820 and Registration No. 333-67132
PROSPECTUS

9,250,000 Shares

[CDW Logo]

CDW Computer Centers, Inc.

COMMON STOCK

The selling shareholders are offering 9,250,000 shares. CDW Computer Centers, Inc. will not receive any proceeds from the sale of the shares.

CDW Computer Centers, Inc.’s common stock is quoted on the Nasdaq National Market under the symbol “CDWC.” On August 8, 2001, the reported last sale price of our common stock on the Nasdaq National Market was $41.36 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 7.

PRICE $40 A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Selling Shareholders
Per Share	$40.00	$1.66	$38.34
Total	$370,000,000	$15,355,000	$354,645,000

Two of the selling shareholders have granted the underwriters the right to purchase up to an additional 1,312,500 shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on August 14, 2001.

MORGAN STANLEY
WILLIAM BLAIR & COMPANY
GOLDMAN, SACHS & CO.
ROBERT W. BAIRD & CO.
RAYMOND JAMES

August 8, 2001

The CDW Circle of Service™
CDW’s core philosophy is “Everything we do revolves around the customer.”
And, it’s all about people—our customers, vendors and coworkers.

[CDW Circle of Service™ logo appears here. The CDW Circle of Service™ logo is a diagram showing that the customer is at the center of all our actions and depicting CDW’s belief that good service leads to good experiences and increased sales, and, alternatively, that bad service leads to bad experiences and lost sales.]

          You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained in or incorporated by reference in this prospectus. The selling shareholders are offering shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

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PROSPECTUS SUMMARY

          You should read this summary together with the more detailed information and our financial statements and related notes appearing elsewhere or incorporated by reference in this prospectus. Unless otherwise indicated, “we,” “us” and “our” refer to CDW Computer Centers, Inc. and our wholly-owned subsidiaries. Except as otherwise indicated, the information contained in this prospectus assumes that the underwriters’ over-allotment option is not exercised.

CDW COMPUTER CENTERS, INC.

Our Business

          We are a FORTUNE 500 company and the largest direct marketer of multi-brand computers and related technology products in the United States. We provide complete technology solutions for our customers through our extensive offering of products, including hardware, software and accessories, combined with our value-added services. We have more than 1,100 account managers who sell primarily to commercial customers, including business, government, education and institutional users. Our business customers are concentrated in the small to medium business, or SMB, category. We offer a broad range of technology products from leading vendors such as Cisco, Compaq, Hewlett-Packard, IBM, Intel, Microsoft, Sony and Toshiba, among others. We adhere to a core philosophy known as the CDW CIRCLE OF SERVICE™, which places the customer at the center of our actions and is a graphic reminder that good service leads to good experiences and increased sales. Our philosophy emphasizes our coworkers, who are highly motivated and incented to share in our success.

Competitive Strengths

          Our competitive strengths include:

•
Our Customer Value Proposition is Compelling. We earn our customers’ business every day. We offer over 70,000 products from leading manufacturers, providing our customers with the convenience of one-stop shopping. We offer competitive prices combined with a strong customer focus and value-added services, including custom configuration.

•
Our Commercial Customer Base is Large and Diverse. 96% of our sales in 2000 were generated from approximately 309,000 active commercial customers. Our largest customer accounted for only .30% of our sales in 2000. We believe the SMB, government and education markets represent significant growth opportunities for us. Customers in these markets typically have ongoing requirements to purchase sophisticated products and systems and value our relationship-based approach and high level of service.

•
We have a Highly Incented and Motivated Workforce. We set aggressive goals for our coworkers and reward them with performance-based compensation. For three consecutive years FORTUNE magazine has named us one of the “100 Best Companies to Work for in America.”

•
We are a Critical Sales Channel for Our Key Vendors. Our strong relationships with more than 300,000 active commercial customers enable our vendors to reach a broad customer base. Our highly automated and efficient distribution capabilities, combined with our size and our financial strength, have made us a critical sales channel for our key vendors.

•
We Operate Technologically-Advanced Inventory Management, Logistics and Distribution Systems. We are ISO 9001:2000 certified and use a rapid-turn inventory model that has historically produced over 20 annualized inventory turns. We ship approximately 3,000 boxes per hour and 25,000 boxes per day through our state-of-the-art warehouse and distribution facility in Vernon Hills, Illinois. We believe we have the capacity to double this shipping rate without significant additional capital investment.

Growth Strategies

          We are pursuing the following growth strategies:

•
Further Penetrate Our Existing Commercial Customer Base and Add New Customers. We believe that we currently supply only a small percentage of our customers’ technology product needs. We are focused on both increasing sales to our existing customers and adding new customers, particularly in the SMB, government and education markets.

•
Optimize Our Product Mix to Address Customer Needs. Because technology advances rapidly, we are continuously evaluating new products and market trends and offering a broad selection of products and services.

•
Enhance the Productivity and Increase the Number of Our Account Managers. We are focused on increasing the productivity of our existing account managers and, as business conditions allow, growing our sales force. We provide our account managers with a variety of tools aimed at enhancing productivity, including ongoing training, a proprietary customer relationship management system, customized extranet websites for customers and specialty support teams.

•
Strengthen Our National Brand Awareness. We promote the CDW brand through our national branding campaign in publications such as FORTUNE, BusinessWeek and PC Magazine, and on national television and cable networks, such as CNN and The Discovery Channel. We believe that this enhances both customer receptivity and our ability to attract and retain the best coworkers.

•	Selectively Pursue Strategic Acquisitions and Alliances. We may selectively pursue strategic transactions, including acquisitions or alliances, to complement our existing business.

Recent Developments

Second Quarter Results

          On July 19, 2001, we announced financial results for the second quarter ended June 30, 2001. In the second quarter, our earnings per diluted share rose 9.1% to $.48 from $.44 a year ago. Net sales for the quarter were $995.0 million versus $943.3 million for the same period in 2000, an increase of 5.5%. Net income for the quarter rose 7.4% to $43.0 million from $40.0 million for the prior year quarter.

          Earnings per diluted share for the first six months of 2001 increased 13.2% to $.94 from $.83 in the first six months of 2000. Net sales for the first six months of 2001 were $2.0 billion versus $1.8 billion for the same period in 2000, an increase of 9.7%. Net income for the first six months of 2001 increased 10.8% to $83.5 million from $75.3 million in the first six months of 2000.

          Gross profit margin was 13.3% of net sales in the second quarter of 2001, an increase from 13.0% in the prior year quarter. The improvement in gross profit margin is primarily due to changes in product mix, vendor incentives and the impact of service contract revenue, partially offset by decreases in margin due to pricing pressure in certain product categories.

          Selling and administrative expenses, as a percentage of net sales, increased to 6.4% in the second quarter of 2001 from 6.1% in the same period of 2000. The primary reasons for the increase in selling and administrative expenses were increased payroll and occupancy costs, partially offset by a decrease in net advertising expense.

          Working capital as of June 30, 2001 was $577.1 million, including approximately $279.5 million in cash, cash equivalents and marketable securities.

           See our July 20, 2001 filing on Form 8-K, which is incorporated into this prospectus by reference, for a press release providing further information on our second quarter results. Certain of the information in our July 20, 2001 filing on Form 8-K was updated by our August 6, 2001 filing on Form 8-K, which filing is also incorporated into this prospectus by reference.

Purchase of Shares

          On July 16, 2001, John A. Edwardson, our Chairman and Chief Executive Officer, purchased 50,000 shares of our common stock from Michael P. Krasny, our Chairman Emeritus and a selling shareholder in this offering, at a price of $36.12 per share. This purchase price was the average of the closing market price of our shares on July 11 and July 12, 2001.

          Our combined corporate office, warehouse and distribution facility is located at 200 North Milwaukee Avenue, Vernon Hills, Illinois 60061 and our telephone number is (847) 465-6000. Our Internet address is http://www.cdw.com. The contents of our website are not a part of this prospectus.

THE OFFERING

Common stock offered by:
Michael P. Krasny	4,600,500 shares
Circle of Service, L.L.C.	1,600,000 shares
Circle of Service Foundation	613,500 shares
Gregory C. Zeman	2,000,000 shares
Daniel B. Kass	436,000 shares

Total	9,250,000 shares

Common stock to be outstanding after this offering	85,919,656 shares

Over-allotment option	1,312,500 shares

Use of proceeds	We will not receive any proceeds from the sale of common stock by the selling shareholders.

Nasdaq National Market symbol	“CDWC”

          The above information regarding shares outstanding after the offering is based on the number of shares of common stock outstanding as of August 7, 2001. The number of shares outstanding excludes 20,237,362 shares reserved for issuance under our incentive compensation plans, of which options to purchase 13,135,069 shares at a weighted-average exercise price of $23.67 are currently outstanding.

          The Circle of Service, L.L.C. and the Circle of Service Foundation are entities established by Michael P. Krasny. Please see “Selling Shareholders” for a further description of these entities.

          The shares of common stock to be sold by Mr. Zeman and Mr. Kass in this offering are currently issued and outstanding and are held by Mr. Krasny, but are subject to options granted by Mr. Krasny to Mr. Zeman and Mr. Kass under the MPK Stock Option Plan. The MPK Stock Option Plan is funded from shares of our common stock owned by Mr. Krasny and the exercise of options under the plan will not increase the number of outstanding shares of our common stock. Please see “Shares Eligible for Future Sale” for a further description of the MPK Stock Option Plan.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

          The data for the three years ended December 31, 2000 have been derived from the audited consolidated financial statements included elsewhere in this prospectus. The data as of and for the three months ended March 31, 2000 and 2001 have been derived from our unaudited consolidated financial statements which were prepared on the same basis as our audited financial statements and include, in our opinion, all adjustments necessary to present fairly the information presented for the interim periods. However, interim period results are not necessarily indicative of results that will be obtained for the full year.

	Year Ended December 31,			Three Months Ended March 31,
	1998	1999	2000	2000	2001
	(in thousands, except per share data)
Income Statement Data:
Net sales	$1,733,489	$2,561,239	$3,842,452	$863,988	$987,245
Cost of sales	1,513,314	2,237,700	3,352,609	754,775	857,126

Gross profit	220,175	323,539	489,843	109,213	130,119
Selling, administrative and net advertising expenses	115,537	165,627	230,235	52,365	66,656

Income from operations	104,638	157,912	259,608	56,848	63,463
Interest income	4,708	4,931	9,739	1,755	3,824
Other income (expense), net	(335)	(450)	(690)	(175)	(106)

Income before income taxes	109,011	162,393	268,657	58,428	67,181
Income tax provision	43,170	64,308	106,388	23,137	26,705

Net income	$ 65,841	$ 98,085	$ 162,269	$ 35,291	$ 40,476

Net income per share
Basic	$ 0.76	$ 1.14	$ 1.87	$ 0.41	$ 0.47
Diluted	$ 0.76	$ 1.11	$ 1.79	$ 0.39	$ 0.45
Weighted average number of common shares outstanding
Basic	86,124	86,270	87,003	86,574	86,194
Diluted	87,008	88,304	90,860	89,452	89,089

	As of December 31,			As of March 31,
	1998	1999	2000	2000	2001
	(in thousands, except percentages)
Financial Position:
Cash, cash equivalents and marketable securities	$ 70,688	$ 82,975	$ 202,621	$ 84,572	$214,109
Working capital	228,730	340,117	561,697	416,752	532,634
Total assets	341,821	505,915	748,437	601,296	795,396
Total debt and capitalized lease obligations	—	—	—	—	—
Total shareholders’ equity	270,763	390,984	636,251	472,938	610,845
Return on shareholders’ equity (1)	28.2%	30.1%	31.0%	32.7%	26.0%

(1)	Return on shareholders’ equity is calculated as annualized net income for the period divided by average quarterly shareholders’ equity.

	Year Ended December 31,			Three Months Ended March 31,
	1998	1999	2000	2000	2001
Operating Statistics:
Number of invoices processed	2,366,778	2,934,286	3,810,452	920,082	1,091,790
Average invoice size	$ 780	$ 918	$ 1,054	$ 987	$ 955
Commercial customers served (2)	246,000	285,000	309,000	141,000	164,000
% of sales to commercial customers	88%	93%	96%	95%	96%
Number of account managers, end of period	622	798	1,188	820	1,170
Annualized inventory turnover	24	23	28	23	26
Accounts receivable days sales outstanding	32	33	32	30	30
Net sales per coworker (000’s) (3)	$ 1,392	$ 1,462	$ 1,616	$ 1,702	$ 1,459
Direct web sales (000’s)	$ 60,450	$ 163,441	$ 416,259	$ 72,415	$ 150,584
Average daily unique website users	40,600	67,700	82,800	97,300	105,000

(2)	Commercial customers include business, government, education and institutional customers.
(3)	Net sales per coworker is equal to annualized net sales divided by average number of coworkers in the period.

RISK FACTORS

          You should carefully consider the risks described below before making an investment decision. We believe these are all the material risks currently facing our business. Our business, financial condition or results of operations could be materially adversely affected by these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. You should also refer to the other information included or incorporated by reference in this prospectus, including our financial statements and related notes.

It is unlikely that we will sustain our historical rate of growth in sales and profitability, particularly in the current difficult economic environment.

          Since our formation in June 1984, we have experienced rapid and consistent growth in sales and profitability. We intend to continue to pursue an aggressive growth strategy, but it is unlikely that we will sustain our historical rate of growth in sales and profitability. There are many factors which could affect our business and growth, including:

•	the capital and technology spending patterns of existing and prospective commercial customers;

•	general economic trends;

•	the addition of new customers and further penetration of our existing customer base;

•	the productivity and retention of our account managers;

•	the optimization of our product mix;

•	the availability of products from our vendors;

•	the successful development of new technology and products by equipment manufacturers and software developers;

•	new competitors and new forms of competition; and

•	our ability to offset fixed costs associated with recent investments in infrastructure, including warehouse and office expansion, with increases in sales.

          As a result, our future sales and profit growth, if any, could occur at moderating rates. On a forward-looking basis, our rate of sales growth in 2001 is likely to be less than that achieved in recent years, primarily due to reduced information technology spending levels by our commercial customers and the impact of general economic uncertainties.

Our business depends on our vendor relationships and the availability of our products.

          We purchase products for resale both directly from manufacturers and indirectly through distributors and other sources, all of whom we consider our vendors. We are authorized by manufacturers to sell all or some of their products via direct marketing. Our authorization with each manufacturer is subject to specific terms and conditions regarding such things as product return privileges, price protection policies, purchase discounts and vendor incentive programs such as purchase rebates, sales volume rebates and cooperative advertising reimbursements. From time to time, vendors may change these terms and conditions or reduce or discontinue the incentives that they offer us. The implementation of such changes could have a negative impact on our operating income. Additionally, some products are subject to manufacturer allocation, which limits the number of units of such products that are available to resellers, including us. For the year ended December 31, 2000, Tech Data and Ingram Micro were the only individual vendors from whom our purchases exceeded 10% of total purchases, and Compaq and Hewlett-Packard were the only individual manufacturers whose products comprised more than 10% of our total sales. Sales of IBM, Microsoft, Sony and Toshiba products also comprise a substantial portion of our sales. The loss of any of these or any other key vendors, or the diminished availability of their products, could reduce the supply and increase the costs of our products and negatively impact our competitive position.

The success of our business depends on the continuing development, maintenance and operation of our information technology systems.

          Our success is dependent on the accuracy and proper utilization of our information technology systems, including our business application systems, Internet servers and telephony system. The quality and our utilization of the information generated by our information technology systems affects, among other things, our ability to:

•	conduct business with our customers;

•	manage our inventory and accounts receivable;

•	purchase, sell, ship and invoice our products efficiently and on a timely basis; and

•	maintain our cost-efficient operating model.

          Any interruption in these systems could significantly harm our business. Although we have redundant systems at a separate location to back up our primary application systems, we have only tested them on a limited basis and not in a real-time environment. There can be no assurance that these redundant systems will operate properly.

          We further recognize the need to continually upgrade our information technology systems to most effectively manage our business. In that regard, we anticipate that we will, from time to time, require software and hardware upgrades for our present information technology systems. We believe that our present information technology systems, coupled with ongoing enhancements, are sufficient to sustain our present operations and our anticipated growth for the foreseeable future. However, our business will be harmed if we are unable to continue to develop and maintain the adequacy of our information technology systems, including upgrading our systems, or if our information systems fail.

Our sales are dependent on the continued development of new technologies and products.

          The market for computers and related technology products and accessories has evolved as a result of the development of new technologies that are transformed by manufacturers into new products and applications. We have been and will continue to be dependent on the development of new technologies and products by manufacturers, as well as the acceptance of those technologies and products by end-users. A decrease in the rate of development of new technologies and new products by manufacturers, or the lack of acceptance of those technologies and products by end-users, could have an adverse effect on our growth prospects and results of operations.

We would be adversely affected if we are not able to expand or retain our sales force or if we are not able to maintain or increase their productivity.

          Our statistics show that the level of sales achieved by our account managers increases with the number of years of experience they have with us. Our rate of sales growth and our operating results would be negatively affected if we are unable to expand the size of our sales force, if the turnover rate of account managers increases from historical levels or if the sales volumes achieved by our account managers do not increase with experience.

We are undergoing significant changes in management.

          On January 28, 2001, we hired John A. Edwardson to lead our company. Mr. Edwardson became Chief Executive Officer and President upon his hiring and was elected Chairman of the Board of Directors on May 24, 2001. While Mr. Krasny, our former Chairman and Chief Executive Officer, will continue to influence us as a member of our Board of Directors and as a significant shareholder, all of his management responsibilities have been transitioned to Mr. Edwardson. In addition, Vice Chairman Gregory C. Zeman, who served for 10 years as our President, has limited his responsibilities to overseeing vendor relations and purchasing activities and assisting in Mr. Edwardson’s transition. Mr. Zeman has committed to continue in this role until December 31, 2001 after which time his responsibilities, if any, will be subject to mutual agreement among Mr. Edwardson, Mr. Zeman and our Board of Directors. Although we believe we will continue to have a successful transition, any unexpected difficulties may have an adverse effect on our business. Both Mr. Krasny and Mr. Zeman will continue to serve as members of our Board of Directors after this offering.

Substantial competition could reduce our market share and significantly harm our financial performance.

          The market for computers and related technology products and accessories is highly competitive. Our competition includes:

•	national direct marketers, such as Insight Enterprises, MicroWarehouse, PC Connection, PC Mall and Zones;

•	manufacturers who sell directly to end-users, such as Dell and Gateway;

•	computer superstores, such as CompUSA;

•	government resellers, such as GTSI;

•	consumer electronic and office supply superstores, such as Best Buy, Circuit City, Office Depot, Office Max and Staples;

•	mass merchandisers, such as Sears and Wal-Mart;

•	value-added resellers;

•	corporate resellers, such as CompuCom; and

•	Internet resellers, such as Amazon.com, Buy.com and Cyberian Outpost.

          Some of our hardware and software vendors have sold, and may intensify their efforts to sell, their products directly to end-users. In addition, some software manufacturers have developed, and may continue to develop, sales methods that directly provide customers with subscription-based software programs and packages. If either of these trends becomes more prevalent, it could adversely affect our sales growth and profitability.

          We believe that competition may increase in the future, which could require us to reduce prices, increase advertising expenditures or take other actions which may have an adverse effect on our operating results. Some of our competitors have reduced their prices in an attempt to stimulate sales and limit the impact of the current economic slowdown. Decreasing prices of computers and related technology products and accessories resulting from competition and technological changes require us to sell a greater number of products to achieve the same level of net sales and gross profit. In the first quarter of 2001 as compared to the first quarter of 2000, our average selling price of desktop computers decreased 10.8%, our average selling price of servers decreased 19.1% and our average selling price of notebook computers decreased 8.2%. If this trend continues and we are unable to attract new customers and sell increased quantities of products, our sales growth and profitability could be adversely affected.

We are exposed to inventory risks.

          We are exposed to inventory risks as a result of the rapid technological changes that affect the market and pricing for the products we sell. We seek to minimize our inventory exposure through a variety of inventory management procedures and policies, including our rapid-turn inventory model, as well as vendor price protection and product return programs. However, if we are unable to maintain our rapid-turn inventory model, if there are unforeseen product developments or if vendors change their terms and conditions, our inventory risks could increase. We also periodically take advantage of cost savings associated with certain opportunistic bulk inventory purchases offered by our vendors. These bulk purchases could increase our exposure to inventory obsolescence.

Our future operating results may fluctuate significantly.

          We may experience significant variations in our future quarterly results of operations. These fluctuations may result from many factors, including the condition of the information technology industry in general, shifts in demand and pricing for hardware and software products and the introduction of new products or upgrades. Our operating results are also highly dependent on our level of gross profit as a percentage of net sales. Our gross profit percentage fluctuates due to numerous factors, some of which may be outside of our control. These factors include:

•	our pricing strategies;

•	changes in product costs from vendors;

•	the availability of price protection, purchase discounts and rebate programs from vendors;

•	the risk of some of the items in our inventory becoming obsolete;

•	the relative mix of products sold during the period;

•	general market and competitive conditions; and

•	increases in shipping costs that we cannot pass on to customers.

A natural disaster or other adverse occurrence at our primary facility could damage our business.

          We operate our business from a primary facility in Vernon Hills, Illinois. Although we have multiple sales office locations, substantially all of our corporate, warehouse and distribution functions are located at our Vernon Hills facility. If the warehouse and distribution equipment at our Vernon Hills facility were to be seriously damaged by a natural disaster or other adverse occurrence, we could utilize third-party distributors to ship products to our customers. However, this may not be sufficient to avoid interruptions in our service and may not enable us to meet all of the needs of our customers. Additionally, this would cause us to incur incremental operating costs. As a result, a natural disaster or other adverse occurrence at our primary facility in Vernon Hills could negatively impact our business and profitability.

We are highly dependent on our key personnel.

          Our success depends to a significant extent on the efforts and abilities of our senior management team. We have various programs in place to motivate, reward and retain our management team, including bonus, stock option and restricted stock plans. However, the loss of one or more of these persons could have an adverse effect on our business. Our success and plans for future growth will also depend on our ability to hire, train and retain skilled coworkers in all areas of our business.

Michael P. Krasny has the ability to influence all matters requiring shareholder approval.

          Following this offering, assuming that the underwriters’ over-allotment option is not exercised, Michael P. Krasny, and trusts and entities controlled by Mr. Krasny and created for the benefit of his family and some of our coworkers, will control up to 29,958,731 shares of our common stock (or 34.9% of the number of shares outstanding as of the date of this prospectus). This number includes a total of 4,469,208 shares (or 5.2% of the number of shares outstanding as of the date of this prospectus) that are subject to the MPK Stock Option Plan and the MPK Restricted Stock Plan and are held under these Plans for the benefit of some of our coworkers. Accordingly, after this offering, Mr. Krasny will continue to have the ability to influence the election of the members of our Board of Directors and other matters requiring shareholder approval. See “Shares Eligible for Future Sale” for a further description of the MPK Restricted Stock Plan and the MPK Stock Option Plan.

The selling shareholders may decide to sell shares of our common stock after the completion of this offering.

          Following this offering, the selling shareholders will continue to own a significant number of shares of our common stock. After this offering, assuming that the underwriters’ over-allotment option is not exercised, Mr. Krasny will beneficially own 29,958,731 shares, of which 3,808,972 shares will be subject to options granted to Mr. Zeman and Mr. Kass under the MPK Stock Option Plan and 660,236 shares will be subject to restricted stock awards granted to coworkers under the MPK Restricted Stock Plan; Mr. Zeman will hold options under the MPK Stock Option Plan to purchase 3,274,596 shares, of which 759,996 will be immediately exercisable, 1,885,950 will become exercisable on December 31, 2001 and 628,650 will become exercisable on December 31, 2002; and Mr. Kass will hold options under the MPK Stock Option Plan to purchase 534,376 shares, of which 976 will be immediately exercisable, 400,050 will become exercisable on December 31, 2001 and 133,350 will become exercisable on December 31, 2002. In addition, the MPK Stock Option Plan provides that if either of Mr. Zeman’s or Mr. Kass’ employment with us is terminated for any reason, all options held by Mr. Zeman or Mr. Kass, as applicable, will become immediately exercisable and must be exercised within six months of the date of their termination. See “Shares Eligible for Future Sale” for a further description of the selling shareholders’ ownership of our common stock.

          The shares described above may be sold in the open market in the future, subject to any volume restrictions and other limitations imposed by Section 5 under the Securities Act of 1933 and Rule 144 thereunder. We may also decide to file a registration statement enabling Messrs. Krasny, Zeman and Kass to sell their remaining shares. The ability of Messrs. Krasny, Zeman and Kass to sell shares, in any event, is subject to the “lock-up” agreements described below. Any sale by the selling shareholders of substantial amounts of our common stock in the open market, or the availability of their shares for sale, could adversely affect the price of our common stock.

          Mr. Krasny has entered into a “lock-up” agreement with the underwriters and us that prohibits him from selling shares during the one-year period after the date of this prospectus, subject to certain exceptions.

          Mr. Zeman and Mr. Kass, pursuant to registration rights agreements we have entered into with them, each have the right to demand that we register shares that may be acquired by them through the exercise of options granted to them under the MPK Stock Option Plan. The registration rights agreements give Mr. Zeman and Mr. Kass the right to make one registration demand during each of calendar years 2001, 2002 and 2003, but provide that they cannot exercise such rights within the 90-day period following the effective date of any registration statement filed by us for the sale of common stock.

          We are not filing this registration statement and prospectus as a result of a registration demand by either Mr. Zeman or Mr. Kass. Although they have the right under the registration rights agreements to demand that we register their shares after the 90-day period described above, Mr. Zeman and Mr. Kass have entered into “lock-up” agreements with the underwriters that prohibit them from selling shares during the 180-day period after the date of this prospectus, subject to certain exceptions. Mr. Zeman’s 180-day “lock-up” agreement with the underwriters will no longer apply if his employment with us terminates after December 31, 2001 for any reason.

We are heavily dependent on commercial delivery services.

          We generally ship our products to customers by Airborne, FedEx, United Parcel Service and other commercial delivery services and invoice customers for shipping charges. If we are unable to pass on to our customers future increases in the cost of commercial delivery services, our profitability could be adversely affected. Additionally, strikes or other service interruptions by such shippers could adversely affect our ability to deliver products on a timely basis.

We will be exposed to additional risks if we decide to make strategic acquisitions or alliances in the future.

          We may pursue strategic transactions, including acquisitions or alliances, in the future to extend or complement our existing business. These types of transactions involve numerous risks, including investor acceptance, finding suitable transaction partners and negotiating terms that are acceptable to us, the diversion of management’s attention from other business concerns, entering product or geographic markets in which we have limited experience, the potential loss of key employees or business relationships and successfully integrating acquired businesses, any of which could adversely affect our operations or the price of our stock. We have never made an acquisition and our lack of experience could adversely affect our ability to successfully implement such a strategy.

State and local sales/use tax collection obligations could reduce our sales and adversely affect our operating results.

          We currently collect state and local sales/use tax only on sales of products to non-exempt residents of the State of Illinois and on sales to some customers in a limited number of other states as required by law. Various states have sought to require the collection of state and local sales/use taxes on the sale of products shipped to the taxing state’s residents by direct marketers. The United States Supreme Court has ruled that no state, absent Congressional legislation, may impose tax collection obligations on a direct marketer whose only contacts with the taxing state are the distribution of catalogs and other advertisement materials through the mail and the delivery of purchased goods by U.S. mail or interstate common carriers. We cannot predict the level of contact, including Internet activities, with any state which would give rise to future or past tax collection obligations within the parameters of the Supreme Court cases. Although a few state court cases have imposed tax collection obligations on certain out-of-state companies, we believe our operations are different from the operations of the companies in those cases and thus do not give rise to tax collection obligations. Additionally, on several occasions in the past several years, including recently, legislation has been introduced in the United States Congress which, if passed, could impose state or local sales/use tax collection obligations on direct marketers such as us. If Congress enacts legislation that permits states to impose tax collection obligations on direct marketers like us, or we are deemed to have a physical presence in one or more states, additional tax collection obligations may be imposed on us. This would likely result in additional costs and administrative expenses to us, price increases to our customers and reduced demand for our products, any or all of which would adversely affect our operating results.

We are exposed to the risks of a global market.

          A portion of our products are either produced, or have major components produced, in the Asia Pacific region. We engage in U.S. Dollar denominated transactions with U.S. divisions and subsidiaries of companies located in this region. As a result, we may be indirectly affected by risks associated with international events, including economic and labor conditions, political instability, tariffs and taxes, availability of products and currency fluctuations in the U.S. Dollar versus the regional currencies. In the past, countries in the Asia Pacific region, including Japan, have experienced volatility in their currency, banking and equity markets. Future volatility could adversely affect the supply and price of products and components and ultimately, our results of operations.

The volatility of the United States stock markets, and the technology sector in particular, may affect the market price of our common stock.

          The United States stock markets, and the technology sector in particular, have experienced substantial volatility in recent periods. Recently, our stock price has experienced greater volatility than the Nasdaq National Market composite index. Numerous conditions which impact the technology sector or the stock markets in general could adversely affect the market price of our common stock, regardless of whether or not these conditions relate to or are reflected in our operating performance.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

          This prospectus, including the documents incorporated by reference herein, contains forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934) and information relating to us that are based on the current beliefs of our management as well as assumptions made by and information currently available to management, including statements related to the markets for our products, general trends in our operations or financial results, plans, expectations, estimates and beliefs. In addition, when used in this prospectus, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “predict” and similar expressions and their variants, as they relate to CDW or our management, may identify forward-looking statements. These statements reflect our judgment as of the date of this prospectus with respect to future events, the outcome of which is subject to certain risks, which may have a significant impact on our business, operating results or financial condition. Investors are cautioned that these forward-looking statements are inherently uncertain. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described herein. We undertake no obligation to update forward-looking statements. The risks identified in the section entitled “Risk Factors,” among others, may impact forward-looking statements contained in this prospectus.

USE OF PROCEEDS

          We will not receive any proceeds from the sale of our common stock by the selling shareholders.

DIVIDEND POLICY

          We have never paid cash dividends on our capital stock. It is our present policy to retain earnings to finance our operations and growth, and we do not expect to pay dividends in the foreseeable future. Our Board of Directors will determine any future change in dividend policies based on financial conditions, profitability, cash flow, capital requirements, and business outlook, as well as other factors relevant at the time. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

COMMON STOCK PRICE RANGE

          Our common stock is quoted on the Nasdaq National Market under the symbol “CDWC.” The following table sets forth, for the periods indicated, the reported high and low sales price per share of our common stock as reported on the Nasdaq National Market, which have been adjusted to reflect the two-for-one stock split paid in the form of a stock dividend on June 21, 2000 to common shareholders of record on June 14, 2000 and the two-for-one stock split paid in the form of a stock dividend on May 19, 1999 to common shareholders of record on May 5, 1999.

	High	Low
Year Ended December 31, 1999:
First Quarter	$30.81	$15.48
Second Quarter	25.06	13.97
Third Quarter	28.19	21.25
Fourth Quarter	40.00	23.50
Year Ended December 31, 2000:
First Quarter	$43.34	$26.50
Second Quarter	72.16	32.00
Third Quarter	86.13	46.88
Fourth Quarter	69.06	22.25
Year Ending December 31, 2001:
First Quarter	$42.38	$24.88
Second Quarter	48.44	29.50
Third Quarter (through August 8, 2001)	48.98	33.56

          On August 8, 2001, the reported last sale price of our common stock on the Nasdaq National Market was $41.36. As of April 6, 2001, there were approximately 18,000 beneficial owners of our common stock.

CAPITALIZATION

          The following table sets forth our cash, cash equivalents and marketable securities and our capitalization as of March 31, 2001, and as adjusted for the impact of the exercise of options under the MPK Stock Option Plan by Mr. Zeman and Mr. Kass in connection with this offering. You should read this information in conjunction with our financial statements and related notes and the other financial information appearing elsewhere in or incorporated by reference in this prospectus.

	As of March 31, 2001
	Actual	As adjusted (1)
	(unaudited)
	(in thousands)
Cash, cash equivalents and marketable securities	$214,109	$212,696

Long-term debt	$ —	$ —

Shareholders’ equity:
Preferred stock, $1.00 par value; 5,000 shares authorized; none issued	—	—
Common stock, $.01 par value; 500,000 shares authorized; 87,665 shares issued	877	877
Paid-in capital	193,843	231,813
Retained earnings	493,089	492,238
Unearned compensation	(3,494)	(3,494)
Less cost of common shares in treasury, 2,095 shares	(73,470)	(73,470)

Total shareholders’ equity	610,845	647,964

Total capitalization	$610,845	$647,964

(1)
In connection with this offering, Mr. Zeman and Mr. Kass are exercising a portion of their options under the MPK Stock Option Plan. Based on a per share sales price of $40.00, this exercise will have the following effects on us: (a) we will realize an income tax benefit of approximately $38.5 million, of which approximately $500,000 was previously recorded to deferred taxes (the incremental tax benefit of $38.0 million will be recorded as an increase to paid-in-capital); and (b) we will incur incremental payroll taxes of approximately $1.4 million. This amount will reduce our diluted earnings per share in the period in which the offering is completed by approximately $0.01 per share.

SELECTED CONSOLIDATED FINANCIAL DATA

          The selected consolidated financial data presented below for the three years ended December 31, 2000 have been derived from our consolidated financial statements as audited by PricewaterhouseCoopers LLP, independent accountants. Our selected financial data as of and for the three months ended March 31, 2000 and 2001 have been derived from our unaudited consolidated financial statements which were prepared on the same basis as our audited financial statements and include, in our opinion, all adjustments necessary to present fairly the information presented for the interim periods. The historical financial data are qualified in their entirety by, and should be read in conjunction with, the financial statements and related notes, the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and other financial information included elsewhere or incorporated by reference in this prospectus.

	Year Ended December 31,			Three Months Ended March 31,
	1998	1999	2000	2000	2001
	(in thousands, except per share data)
Income Statement Data:
Net sales	$1,733,489	$2,561,239	$3,842,452	$863,988	$987,245
Cost of sales	1,513,314	2,237,700	3,352,609	754,775	857,126

Gross profit	220,175	323,539	489,843	109,213	130,119
Selling, administrative and net advertising expenses	115,537	165,627	230,235	52,365	66,656

Income from operations	104,638	157,912	259,608	56,848	63,463
Interest income	4,708	4,931	9,739	1,755	3,824
Other income (expense), net	(335)	(450)	(690)	(175)	(106)

Income before income taxes	109,011	162,393	268,657	58,428	67,181
Income tax provision	43,170	64,308	106,388	23,137	26,705

Net income	$ 65,841	$ 98,085	$ 162,269	$ 35,291	$ 40,476

Net income per share
Basic	$ 0.76	$ 1.14	$ 1.87	$ 0.41	$ 0.47
Diluted	$ 0.76	$ 1.11	$ 1.79	$ 0.39	$ 0.45
Weighted average number of common shares outstanding
Basic	86,124	86,270	87,003	86,574	86,194
Diluted	87,008	88,304	90,860	89,452	89,089

	As of December 31,			As of March 31,
	1998	1999	2000	2000	2001
	(in thousands, except percentages)
Financial Position:
Cash, cash equivalents and marketable securities	$ 70,688	$ 82,975	$ 202,621	$ 84,572	$214,109
Working capital	228,730	340,117	561,697	416,752	532,634
Total assets	341,821	505,915	748,437	601,296	795,396
Total debt and capitalized lease obligations	—	—	—	—	—
Total shareholders’ equity	270,763	390,984	636,251	472,938	610,845
Return on shareholders’ equity (1)	28.2%	30.1%	31.0%	32.7%	26.0%

(1)	Return on shareholders’ equity is calculated as annualized net income for the period divided by average quarterly shareholders’ equity.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          You should read the following discussion together with our financial statements and the related notes which are included in this prospectus.

Results of Operations

          The following table sets forth for the periods indicated information derived from our statements of income expressed as a percentage of net sales:

	Percentage of Net Sales
Financial Results	Year Ended December 31,			Three Months Ended March 31,
	1998	1999	2000	2000	2001
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	87.3	87.4	87.2	87.4	86.8

Gross profit	12.7	12.6	12.8	12.6	13.2
Selling and administrative expenses	6.0	5.9	5.7	5.6	6.5
Net advertising expenses	0.7	0.6	0.3	0.5	0.3

Income from operations	6.0	6.1	6.8	6.5	6.4
Interest and other income	0.3	0.2	0.2	0.2	0.4

Income before income taxes	6.3	6.3	7.0	6.7	6.8
Income tax provision	2.5	2.5	2.8	2.7	2.7

Net income	3.8%	3.8%	4.2%	4.0%	4.1%

The following table sets forth for the periods indicated a summary of certain of our operating statistics:

Operating Statistics	Year Ended December 31,			Three Months Ended March 31,
	1998	1999	2000	2000	2001
Number of invoices processed	2,366,778	2,934,286	3,810,452	920,082	1,091,790
Average invoice size	$ 780	$ 918	$ 1,054	$ 987	$ 955
Commercial customers served (1)	246,000	285,000	309,000	141,000	164,000
% of sales to commercial customers	88%	93%	96%	95%	96%
Number of account managers, end of period	622	798	1,188	820	1,170
Annualized inventory turnover	24	23	28	23	26
Accounts receivable days sales outstanding	32	33	32	30	30
Net sales per coworker (000’s) (2)	$ 1,392	$ 1,462	$ 1,616	$ 1,702	$ 1,459
Direct web sales (000’s)	$ 60,450	$ 163,441	$ 416,259	$ 72,415	$ 150,584
Average daily unique website users	40,600	67,700	82,800	97,300	105,000

(1)	Commercial customers include business, government, education and institutional customers.
(2)	Net sales per coworker is equal to annualized net sales divided by average number of coworkers in the period.

           The following table represents sales by product category as a percentage of net sales for each of the periods indicated. Product lines are based on internal product code classifications and, prior to the first quarter of 2001, were not retroactively adjusted for the addition of new categories or changes in individual product categorization.

	Analysis of Product Mix
	Year Ended December 31,			Three Months Ended March 31,
	1998	1999	2000	2000	2001
Notebook Computers and Accessories	19.8%	21.6%	19.9%	22.5%	15.5%
Desktop Computers and Servers	15.7	14.1	14.6	14.8	14.0

Subtotal Computer Products	35.5	35.7	34.5	37.3	29.5
Data Storage Devices	11.0	10.8	13.0	12.6	14.3
Software	13.4	12.5	12.1	11.4	15.6
Printers	12.6	10.5	11.1	11.6	13.0
Net/Comm Products	9.3	9.2	9.8	9.5	9.5
Video	7.8	7.5	7.8	7.7	8.2
Add-On Boards/Memory	4.1	5.6	6.2	5.9	5.0
Supplies, Accessories and Other	6.3	8.2	5.5	4.0	4.9

Total	100.0%	100.0%	100.0%	100.0%	100.0%

          The table below represents year-over-year sales growth by product categories for each of the periods indicated. Product lines are based on internal product code classifications and, prior to the first quarter of 2001, were not retroactively adjusted for the addition of new categories or changes in individual product categorization.

	Analysis of Product Category Growth
	Year Ended December 31,			Three Months Ended March 31,
	1998	1999	2000	2001
Notebook Computers and Accessories	7.2%	54.6%	44.6%	(22.3)%
Desktop Computers and Servers	61.8	42.3	45.6	7.4

Subtotal Computer Products	26.1	49.2	45.0	(10.5)
Data Storage Devices	43.5	44.0	81.6	28.7
Software	45.0	44.4	39.3	54.3
Printers	40.7	30.4	50.0	26.4
Net/Comm Products	47.8	50.8	56.0	13.1
Video	34.7	37.9	65.2	20.4
Add-On Boards/Memory	14.3	82.7	84.6	(3.3)
Supplies, Accessories and Other	57.7	72.8	5.0	37.8

Total	35.8%	47.8%	50.0%	14.3%

           Three Months Ended March 31, 2001 Compared to Three Months Ended March 31, 2000

          Net sales in the first quarter of 2001 increased 14.3% to $987.2 million compared to $864.0 million in the first quarter of 2000. We were able to achieve growth by increasing the number of commercial customers served and leveraging the diversity of our product mix, despite a difficult economic environment and decreased levels of information technology spending by customers.

          The number of commercial customers served increased 17% to 164,184 in the first quarter of 2001 from 140,869 in the first quarter of 2000. Net sales to our commercial customers increased 16.6% during the quarter while sales to consumers decreased over 25% from the first quarter of 2000. Sales to commercial accounts, including business, government, education and institutional customers, increased to 96.4% of net sales in the first quarter of 2001 from 94.5% in the first quarter of 2000, consistent with our focus on growing in the business-to-business marketplace.

          The average selling price of desktop computers decreased 10.8% while those of servers decreased 19.1% and the average selling price of notebook computers decreased 8.2% from the first quarter of 2000. We believe there may be future decreases in prices for personal computers and related products. These decreases require us to sell more units in order to maintain or increase the level of sales. Our sales growth rate and operating results could be adversely affected by future manufacturer price reductions or if our sales and marketing efforts fail to increase the level of unit sales. Sales of Compaq, Hewlett Packard, IBM, Microsoft and Toshiba products comprise a substantial portion of the Company’s sales. The loss of any of these, or any other key vendors, could have an adverse effect on our results from operations. The statements concerning future prices, sales and results from operations are forward-looking statements that involve certain risks and uncertainties such as stated above.

          Demand for certain products and the growth of certain product categories are driven by advances in technology and the development of new products and applications by the industry manufacturers, and acceptance of these new technologies and products by end-users. Any slowdown in the rate of technological advancement and new product development by industry manufacturers could have a material adverse effect on our future sales growth.

          We rely primarily on our dedicated sales force to serve our customers and also believe our Internet websites are an integral part of our business. Direct web sales are defined as those orders which are entered directly online by customers after using the websites and/or talking with a sales account manager to obtain product, pricing and other relevant information. During the first three months of 2001, direct web sales grew 108% to $150.6 million from $72.4 million in the same period of 2000. The number of average daily unique website users grew 8% to approximately 105,000 in the first quarter of 2001 from approximately 97,300 in the same period of 2000.

          Gross profit as a percentage of net sales for the three months ended March 31, 2001 increased to 13.2% as compared to 12.6% in the first quarter of 2000. Improved vendor support programs and product line margins both contributed to the increase in gross profit as a percentage of sales. On a forward-looking basis, our goal is to maintain gross profit as a percentage of sales between 12.5% and 13.0%. The statement concerning future gross profit is a forward-looking statement that involves certain risks and uncertainties such as the continued participation by vendors in inventory price protection and rebate programs, product mix, market conditions and other factors which could result in a fluctuation of gross margins below recent experience. Price protection and rebate programs are at the discretion of the manufacturers, who may make changes that limit the amount of price protection or rebates for which we are eligible. Additionally, vendor rebate programs are generally dependent on achieving certain goals and objectives and there is no certainty that the established goals and objectives will be attained.

           Selling and administrative expenses increased to 6.5% of net sales in the three months ended March 31, 2001 from 5.6% in the same period of 2000. The increase is primarily the result of increased payroll and occupancy costs, and to a lesser extent, bad debt expense, all as a percentage of net sales. Investments in facility infrastructure for future growth are expected to increase fixed occupancy costs in the second quarter of 2001 by approximately $2 million over the first quarter of 2001. Our sales force increased to approximately 1,170 account managers at March 31, 2001. We plan to increase the number of sales account managers to between 1,350 and 1,400 by December 31, 2001. During the first quarter we slowed the rate of hiring for account managers and have deferred many planned hires to the second half of 2001. We continue to evaluate our need for additional account managers and will adjust hiring goals as business conditions dictate. On a forward-looking basis, selling and administrative expenses are likely to increase as a percentage of net sales due to expansions in the number of coworkers, continued investments in infrastructure and anticipated lower sales growth levels.

          Net advertising expense decreased as a percentage of net sales to 0.3% for the three months ended March 31, 2001 from 0.5% in the same quarter of the prior year. Gross advertising expense increased $1.3 million to 2.2% of net sales, a decrease from 2.4% of net sales in the first quarter of 2000. Based on our planned marketing initiatives, future levels of gross advertising expense as a percentage of net sales are likely to be relatively consistent with or higher than the level achieved in the first quarter of 2001. Cooperative advertising reimbursements were 1.9% of net sales in the first quarter of 2001, consistent with the first quarter of 2000. Cooperative advertising reimbursements as a percentage of net sales fluctuate based on the level of vendor participation achieved and collection experience. The statements concerning future advertising expense and cooperative advertising reimbursements are forward-looking statements that involve certain risks and uncertainties, including the ability to identify and implement cost effective incremental advertising and marketing programs, as well as the continued participation of vendors in the cooperative advertising reimbursement program.

          Interest income, net of other expenses, increased to $3.7 million in the first quarter of 2001 compared to $1.6 million in the first quarter of 2000 due to higher levels of cash available for investment and an increase in the rate of interest being earned.

          The effective income tax rate, expressed as a percentage of income before income taxes, was 39.75% for the three months ended March 31, 2001, an increase from 39.60% for the first quarter of 2000.

          Net income in the first quarter of 2001 was $40.5 million, a 14.7% increase over $35.3 million in the first quarter of 2000. Diluted earnings per share were $0.45 for the three months ended March 31, 2001 and $0.39 in the same period of 2000, an increase of 15.4%.

          Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

          Net sales in 2000 increased 50.0% to a record $3.842 billion compared to $2.561 billion in 1999. The growth in net sales is primarily attributable to a higher concentration of commercial accounts and a higher level of sales per active commercial account. Net sales per active commercial account grew 43.0% in 2000. We believe that spending by customers for networking and Internet capabilities, as well as post-Year 2000 (Y2K) projects, positively impacted net sales in 2000. Additionally, we expanded our sales force by 48.9% in 2000 to 1,188 account managers at December 31, 2000 enabling us to increase our customer base and the level of sales per active customer.

          The average selling price of desktop computers increased 2.2%, servers increased 10.3% and notebook computers increased 6.0% from 1999. We believe that there may be future decreases in both prices and demand for computer products in 2001, resulting in a lower average invoice size. Such decreases require us to generate more orders and sell more units in order to maintain or increase the level of sales. Should future manufacturer price reductions or our marketing efforts fail to increase the level of unit sales, our sales growth rate and operating results could be adversely affected. Sales of Compaq, Hewlett-Packard, IBM, Microsoft and Toshiba products comprise a substantial portion of our sales. The loss of any of these, or any other key vendors, could have an adverse effect on our results from operations. The above statements concerning future prices, sales and results from operations are forward-looking statements that involve certain risks and uncertainties such as those stated above.

          On a forward-looking basis, our rate of sales growth in 2001 is likely to be less than that achieved in recent years, primarily due to reduced information technology spending levels by customers and the impact of economic uncertainties.

          Demand for certain products and the growth of certain product categories are driven by advances in technology and the development of new products and applications by the industry manufacturers, and acceptance of these new technologies and products by end-users. Any slowdown in the rate of technological advancement and new product development by industry manufacturers could have a material adverse effect on our future sales growth.

          Gross profit increased as a percentage of net sales to 12.8% in 2000, compared to 12.6% in 1999. The increase in gross profit as a percentage of net sales is primarily the result of higher selling margins achieved on certain product lines and increased levels of vendor support programs.

          On a forward-looking basis, the gross profit margin in future periods may be less than the 12.8% achieved in 2000. The statement concerning future gross profit is a forward-looking statement that involves certain risks and uncertainties such as the continued participation by vendors in inventory price protection and rebate programs, product mix, market conditions and other factors which could result in a fluctuation of gross margins below recent experience. Price protection and rebate programs are at the discretion of the manufacturers, who may make changes that limit the amount of price protection or rebates for which our company is eligible. Such changes could have a negative impact on gross margin in future periods. Additionally, vendor rebate programs are generally dependent on achieving certain goals and objectives. Accordingly, there is no certainty that the established goals and objectives will be attained, particularly in an uncertain economic environment.

          Selling and administrative expenses decreased to 5.7% of net sales in 2000 versus 5.9% in 1999. The decline resulted from decreases in non-sales payroll and related coworker costs, all as a percentage of net sales. Increases in coworker productivity offset increased payroll and associated costs related to expansion of the sales force. Approximately 77% of the 1,188 sales account managers at December 31, 2000 had fewer than 24 months experience and 58% had fewer than 12 months, as compared to 76% and 53% at December 31, 1999. We plan to increase the number of sales account managers to approximately 1,400 by December 31, 2001.

          Net advertising expense decreased as a percentage of net sales to 0.3% in 2000 from 0.6% in 1999. Gross advertising expense increased $26.1 million in 2000 while decreasing as a percentage of net sales to 2.4% versus 2.6% in 1999. We decreased catalog circulation and the number of national advertising pages from the prior year, while increasing our spending on branding, other direct marketing and electronic commerce activities. Based on our company’s planned marketing initiatives, future levels of gross advertising expense as a percentage of net sales are expected to be relatively consistent with or higher than the level achieved in 2000. Cooperative advertising reimbursements as a percentage of net sales increased to 2.1% in 2000 from 2.0% in 1999. Cooperative advertising reimbursements as a percentage of net sales may fluctuate in future periods depending on the level of vendor participation achieved and collection experience. The statements concerning future advertising expense and cooperative advertising reimbursements are forward-looking statements that involve certain risks and uncertainties, including the ability to identify and implement cost effective incremental advertising and marketing programs, as well as the continued participation of vendors in the cooperative advertising reimbursement program.

           In the first quarter of 2000, the Compensation and Stock Option Committee approved a new format for executive incentive compensation, which was approved by our shareholders at the Annual Meeting of Shareholders on May 24, 2000. Under the new format, the committee eliminated the executive incentive bonus pool and created the Senior Management Incentive Plan (“SMIP”) for all officers and other senior management personnel. The SMIP provides for targeted levels of incentive compensation based on the percentage increase in operating income over the prior year. Expense recognized under the new program in 2000 was lower as a percentage of net sales than all incentive compensation for the same group in the same period of the prior year.

          We lease sales office space in downtown Chicago, Illinois and a location near the Vernon Hills headquarters. The table below summarizes these lease agreements and the related financial commitment (see Note 7 to our consolidated financial statements):

Location	Square Footage	Lease Commencement	Lease Term	Aggregate Future Minimum Lease Payments	Average Annual Lease Expense	Approximate Capital Expenditures
120 S. Riverside		April 2000 and
Chicago, IL	72,000	August 2000	10 years	$11.4 million	$1.2 million	$ 4.8 million	(1)

10 S. Riverside		February 2001 and
Chicago, IL	72,000	August 2001	10 years	$14.1 million	$1.4 million	$3-$4 million

Mettawa, IL	156,000	March 2001	10 years	$35.6 million	$3.7 million	$5-$6 million

(1)	Capital expenditures related to 120 S. Riverside were incurred during fiscal year 2000. No significant future capital expenditures are anticipated for this location.

          As a result of the planned expansion of the sales force, the new sales offices and a 250,000 square foot addition to the Vernon Hills distribution center which became operational in the second quarter of 2001, our selling and administrative costs may increase as a percentage of net sales in future periods.

          Interest income, net of other expenses, increased to $9.0 million in 2000 compared to $4.5 million in 1999, primarily due to higher levels of available cash and higher rates of return on investments.

          The effective income tax rate, expressed as a percentage of income before income taxes, was 39.6% in 2000 and 1999.

          Net income in 2000 was $162.3 million, a 65.4% increase over $98.1 million in 1999. Diluted earnings per share were $1.79 in 2000 and $1.11 in 1999, an increase of 61.3%. All per share amounts have been adjusted to reflect the two-for-one stock split effected in the form of a stock dividend paid on June 15, 2000.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

          Net sales in 1999 increased 47.8% to $2.561 billion compared to $1.733 billion in 1998. The growth in net sales is primarily attributable to a higher concentration of commercial accounts and a higher level of sales per active commercial account. Net sales per active commercial account grew 35.5% in 1999. We believe that spending by customers for networking and Internet capabilities, as well as Year 2000 (Y2K) compliance, positively impacted net sales in 1999. Additionally, the expansion of the sales force by 28.5% in 1999 to 798 account managers at December 31, 1999 enabled us to expand our customer base and the level of sales per active customer. Notebook computers and desktop computers and servers continue to represent the largest portion of our sales. Notebook dollar volume increased nearly 55% from 1998 and desktop computers and servers dollar volume increased more than 42% from 1998.

          The average selling price of desktop computers decreased 5.5% and the average selling price of notebook computers declined 2.4% from 1998. The fastest growing product categories in terms of sales dollars in 1999 were add-on boards and memory at 82.7%, notebook computers at 54.6%, network and communication products at 50.8%, software at 44.4% and data storage devices at 44%. Sales of add-on boards and memory were aided by increases in memory pricing during the year.

          Gross profit decreased as a percentage of net sales to 12.6% in 1999, compared to 12.7% in 1998. The decrease in gross profit as a percentage of net sales is primarily the result of lower selling margins achieved on certain product lines and lower levels of inventory price protection and rebates from vendors.

          Selling and administrative expenses, which include other selling administrative expenses and the executive incentive bonus pool, decreased to 5.9% of net sales in 1999 versus 6.0% in 1998. Increases in coworker productivity offset increased payroll and associated costs related to expansion of the sales force. Approximately 76% of the 798 sales account managers at December 31, 1999 had fewer than 24 months experience and 53% had fewer than 12 months, as compared to 76% and 61% at December 31, 1998.

          Our by-laws provided for an executive incentive bonus pool of a maximum of 20% of the increase in year over year income from operations. For 1999 and 1998 the Compensation Committee of our Board of Directors established the bonus pool with a maximum eligible amount of 15% of the year over year increase in income from operations. The executive incentive bonus pool increased to $8.8 million in 1999 from $3.3 million in 1998.

          Net advertising expense decreased as a percentage of net sales to 0.6% from 0.7% in 1998. Gross advertising expense increased $13.4 million in 1999 while decreasing as a percentage of net sales to 2.6% versus 3.0% in 1998. We decreased catalog circulation and the number of national advertising pages from the prior year, while expanding our spending on branding and electronic commerce activities. Based on our planned marketing initiatives, future levels of gross advertising expense as a percentage of net sales are likely to be relatively consistent with or higher than the level achieved in 1999. Cooperative advertising reimbursements increased $9.3 million in 1999 and decreased as a percentage of net sales to 2.0% from 2.3% in 1998.

          Interest income, net of other expenses, increased to $4.5 million in 1999 compared to $4.4 million in 1998, primarily due to higher levels of available cash.

          The effective income tax rate, expressed as a percentage of income before income taxes, was 39.6% in 1999 and 1998.

          Net income in 1999 was $98.1 million, a 49.0% increase over $65.8 million in 1998. Diluted earnings per share were $1.11 in 1999 and $0.76 in 1998, an increase of 46.0%. All per share amounts have been adjusted to reflect the two-for-one stock splits effected in the form of a stock dividend paid on May 19, 1999 and June 15, 2000.

Seasonality

          Although we have experienced variability in the rates of sales growth, we have not historically experienced seasonality in our business. Sales to government customers in recent periods have increased at a higher rate than sales to other customer types. Further, the buying patterns of government and education customers typically result in seasonally high revenues during the third quarter of the year. If sales to these customers continue to increase as a percentage of overall sales, we may experience increased seasonality in future periods.

Liquidity and Capital Resources

Working Capital

          We have financed our operations and capital expenditures primarily through cash flow from operations. At March 31, 2001, we had cash, cash equivalents and marketable securities of $214.1 million and working capital of $532.6 million, representing an increase of $11.5 million in cash, cash equivalents and marketable securities and a decrease of $29.1 million in working capital from December 31, 2000.

           We have an aggregate $50 million available pursuant to two $25 million unsecured lines of credit with two financial institutions, one which expires in June 2002, at which time we intend to renew the line, and another which does not have a fixed expiration date. Borrowings under the first credit facility bear interest at the prime rate less 2.50%, LIBOR plus .50% or the federal funds rate plus .50%, as determined by our company. Borrowings under the second credit facility bear interest at the prime rate less 2.50%, LIBOR plus .45% or the federal funds rate plus .45%, as determined by our company. At March 31, 2001, there were no borrowings under either of the credit facilities.

          Our current and anticipated uses of our cash, cash equivalents and marketable securities are to fund working capital requirements, capital expenditures and the stock buyback program discussed below. We anticipate capital expenditures related to facility expansions through December 31, 2001 to total between $24 million and $27 million, of which approximately $18.4 million has been incurred as of March 31, 2001. We believe that the funds held in cash, cash equivalents and marketable securities, and funds available under the credit facilities will be sufficient to fund our working capital and cash requirements at least through March 31, 2002.

          In January 2001, our Board of Directors authorized the purchase of up to 5 million shares of our common stock, slightly more than 5% of our total outstanding shares, from time to time in both open market and private transactions, as conditions warrant. In connection with the program, we purchased approximately 1,900,000 shares of our common stock during the first quarter of 2001 at a total cost of approximately $71.4 million. These repurchases included 1,500,000 shares repurchased on February 2, 2001, at a total cost of $57.6 million ($38.423 per share) from Gregory C. Zeman, Vice Chairman and Director, and Daniel B. Kass, Executive Vice President of Sales and Director.

Cash Flows

Cash flows for the three months ended March 31, 2001

          Net cash provided by operating activities for the three months ended March 31, 2001, was $89.3 million. The primary factors that historically affect our cash flows from operations are accounts receivable, merchandise inventory and accounts payable. Accounts receivable declined due to lower sales volume. Days sales outstanding as of March 31, 2001 was 30 days as compared to 31 days as of December 31, 2000. Inventory increased during the period, partially due to higher levels of inventory in-transit. Annualized inventory turnover of approximately 26 times for the three month period ended March 31, 2001 was consistent with the three month period ended December 31, 2000. The increase in accounts payable reflects the increase in inventory levels as well as the timing of payments to vendors at the end of the respective periods.

          Net cash provided by investing activities for the three months ended March 31, 2001 was $59.0 million, including $66.1 million for redemptions of marketable securities, offset by $6.2 million used for capital expenditures. At March 31, 2001, we had a $6.7 million net investment in and loan to CDW Leasing, L.L.C., or CDW-L, a 50/50 joint venture with First Portland Corporation. We advanced $5.6 million to CDW-L during the three months ended March 31, 2001 which was offset by repayments of $4.7 million. We are committed to loan up to $10 million to CDW-L to fund new leases initiated by CDW-L. The terms of the loan provide for monthly interest payments to us based on the 90 day LIBOR rate plus 2.2%.

Cash flows for the twelve months ended December 31, 2000

          Net cash provided by operating activities in 2000 was $141.8 million as compared to $22.5 million in 1999. The primary factors that historically affect our cash flows from operations are the levels of accounts receivable, merchandise inventory and accounts payable. Accounts receivable at December 31, 2000 increased $109.9 million from December 31, 1999. The increase in accounts receivable resulted from increased sales volume and an increase in the percentage of net sales generated from open credit terms with commercial customers to 76% from 70% in 1999. Cash provided by operating activities in 2000 was positively impacted by a $71.4 million tax benefit recorded to paid-in-capital, relating to the exercise of options pursuant to the MPK Stock Option Plan, MPK Restricted Stock Plan and the CDW Incentive Stock Option Plan.

           Net cash used in investing activities for the year ended December 31, 2000 was $125.0 million, including $92.8 million for investments in marketable securities and $33.0 million used for capital expenditures. The capital expenditures we made were primarily related to the purchase of furniture, data processing and telephone equipment for our new Chicago, Illinois sales office and construction of the addition to the Vernon Hills distribution center. At December 31, 2000, we had a $5.8 million net investment in and loan to CDW-L. We are committed to loan up to $10 million to CDW-L to fund new leases. During the third quarter of 2000, CDW-L obtained a financing commitment for $25 million from a financial institution of which $13.4 million was outstanding at December 31, 2000. In order to comply with certain covenants related to that $25 million financing commitment, a portion of our loan is subordinated to the financial institution. The terms of our loan agreement provide for interest based on the 90 day LIBOR rate plus 2.2% for the non-subordinated portion of the loan and the 90 day LIBOR rate plus 5.0% for the subordinated debt.

          We also received approximately $7.1 million as proceeds from the exercise of stock options under the CDW Incentive Stock Option Plan in 2000.
BUSINESS

Company Overview

          We are a FORTUNE 500 company and the largest direct marketer of multi-brand computers and related technology products and accessories in the United States. We provide complete technology solutions for our customers through our extensive offering of products, including hardware, software and accessories, combined with our value-added services. We have more than 1,100 account managers who sell primarily to commercial customers, including business, government, education and institutional users. Our business customers are concentrated in the small to medium business, or SMB, category. We offer a broad range of technology products from leading vendors such as Cisco, Compaq, Hewlett-Packard, IBM, Intel, Microsoft, Sony and Toshiba, among others. Our high volume, cost-efficient operations, supported by our proprietary information technology systems, enable us to offer these products at competitive prices combined with a high level of service, an approach we call “high tech, high touch.” Our value-added services include our ability to custom configure multi-branded solutions for our customers and offer technical support 24 hours a day, 7 days a week.

          We market to commercial customers, which we believe are most likely to purchase sophisticated products and systems on a repetitive basis. We market to our current and prospective customers through our catalogs, other direct mailing programs, product advertisements in computer trade magazines, our websites and various Internet advertising vehicles. Additionally, we promote the CDW brand on a national basis through our branding campaign which includes television, print media and other activities. Our marketing efforts are integrated with a proactive calling program by our account managers. We also focus significant efforts on developing and expanding our E-business initiatives. These initiatives include www.cdw.com and www.cdwg.com (our websites), and CDW@work and CDWG@work (our extranets), which are customized websites for our commercial customers.

          For the year ended December 31, 2000, we served approximately 309,000 commercial accounts, which comprised 96% of our total sales dollars. We focus on generating repeat sales from existing customers while also generating sales from new customers. We engender a high degree of customer loyalty through our relationship-based account managers. Our account managers are knowledgeable about customer needs and assist customers by providing advice on the selection and configuration of multi-branded technology solutions.

          We adhere to a core philosophy known as the CDW CIRCLE OF SERVICE™, which places the customer at the center of all of our actions. The philosophy is based on the premise, promoted by management, that “People

Do Business With People They Like.” The CDW CIRCLE OF SERVICE™ is a graphic reminder to our coworkers that good service leads to good experiences and increased sales, and, alternatively, that bad service leads to bad experiences and lost sales. A fundamental element of the CDW CIRCLE OF SERVICE™ is our coworkers, who are highly motivated and incented to share in our success.

Industry Background

          We represent a small part of a large and growing market for technology products. According to recent market data provided by IDC, a division of International Data Group, the size of the domestic market for computers and related technology products and accessories was greater than $250 billion in 2000 and is expected to grow to approximately $387 billion by 2005, a compounded annual growth rate of 8.5%. We estimate that the addressable market for multi-brand direct marketers who focus primarily on commercial customers is approximately $125 to $180 billion, or 50% to 70% of the total market.

          The market for computers and related technology products and accessories is highly fragmented and distribution to end-users is accomplished through a variety of channels. Purchasers of computers and related technology products and accessories can be segmented into four principal categories: large corporate entities; government, education and institutional buyers; small and medium businesses, or SMBs; and individual consumers. Historically, large corporate resellers such as CompuCom and integrators such as Accenture and EDS have served the needs of large corporate customers. Traditional retailers, and more recently, Internet retailers, have served the needs of individual consumers. A variety of resellers including multi-brand direct marketers, traditional retailers and small value-added resellers primarily serve the SMB and the government, education and institutional markets. Some manufacturers, such as Dell and Gateway, market directly to end-users, from large corporate customers to individual consumers. Following is a graphic representation of the available distribution channels for computers and related technology products and accessories.

          Over time, new technologies and intense competition among manufacturers have generally reduced average selling prices and shortened product life cycles and have led manufacturers of computers and related products to try to reach purchasers through all available distribution channels. Some manufacturers that have traditionally used resellers to distribute their products have established or attempted to establish their own direct marketing operations. However, multi-brand direct marketers provide efficient selling platforms for computer and related technology manufacturers as they provide a high level of personal and technical services coupled with extensive inventory management and distribution capabilities. As a result, we believe that most manufacturers will continue to provide favorable product allocations and marketing support to multi-brand direct marketers.

          We believe new entrants to the direct marketing channel must overcome a number of significant barriers to entry, including: the time and resources required to build a meaningful customer base; the investment required to build a fully functional website; the investment needed to develop a cost effective distribution and logistics infrastructure; the difficulty of building relationships with manufacturers to obtain cooperative advertising funds and achieve favorable product allocations and pricing; the scale advantages enjoyed by larger and more established competitors; and the difficulty of identifying, recruiting and training account managers.

Our Competitive Strengths

          We believe we have a number of competitive strengths that allow us to compete successfully in the market for computers and related technology products and accessories. These strengths include the following:

Our Customer Value Proposition is Compelling.

          We concentrate our sales and marketing efforts on attracting and serving commercial customers. Since these customers have a high degree of sophistication, we focus on adding value for them in the following ways.

          Multi-Branded Solutions. We offer more than 70,000 products which include a wide range of product types from leading manufacturers including Cisco, Compaq, Hewlett-Packard, IBM, Intel, Microsoft, Sony and Toshiba. With this broad selection of products, we can provide our customers with fully-integrated, multi-branded technology solutions and the convenience of one-stop shopping. We also continuously review and enhance our product mix based on new product introductions and our customers’ buying trends.

          Competitive Pricing. We offer our products at competitive prices. We are able to offer our customers competitive prices due to our low cost structure (which we believe is the lowest among our multi-brand direct marketing competitors), efficient distribution methods, ability to purchase products directly from manufacturers and economies of scale in purchasing products. Our size and financial strength allow us to negotiate advantageous purchasing terms and earn vendor rebates and incentives.

          High Level of Customer Service. Our more than 1,100 account managers are highly trained in our products, systems and philosophies, enabling them to provide a high level of customer service. We assign each customer to a single account manager. Account managers understand their customers’ businesses and technology systems and are able to recommend integrated product solutions based on customer needs, past purchases and technological developments. Our account managers provide a high level of customer service through our proprietary customer relationship management system. Customers also benefit from specialty sales support teams that have in-depth knowledge of and experience with complex technology products and applications such as network solutions, storage applications and software licenses.

          Our technical staff is well-trained and maintains the highest levels of professional certification from manufacturers. Seventeen members of our technical staff have attained Microsoft Certified Systems Engineer (MCSE) certification and twelve members have attained Novell Certified Network Engineer certification. We offer technical support services by telephone 24 hours a day, 7 days a week.

          Custom Configuration Services. We offer custom configuration services such as the installation of accessories and expansion products, loading of software, imaging for custom applications and configuration of network operating systems. Our custom configuration services benefit our customers by reducing the cost and time necessary to deploy new products into their existing technology environment. During the first quarter of 2001, we processed an average of 1,388 custom configured items per day, an increase of 71.1% from the first quarter of 2000.

           Use of Technology. We use advanced technology to make it easier for our customers to do business with us. Our websites offer more than 70,000 computer products and include online ordering and advanced search capabilities, technical product specifications and information on product availability and pricing. Our websites aggregate product information and offer side-by-side product comparisons, links to product reviews, newsworthy announcements, personalized access and customized two-way interaction that allows for real-time tracking of order status.

          Our websites include extranets, each of which is a customized, secure site for commercial customers. Our extranets allow customers to monitor order status, track their asset-tagged CDW-purchased products, order configured systems, obtain purchase history and gain real-time access to their dedicated CDW account team. The Purchase Authorization System, a function of our extranets, allows customers to set various levels of purchase authorization for multiple users and use the extranets as a purchasing system. In the first quarter of 2001, total sales to customers with active extranets, including online orders and those placed directly with account managers, totaled approximately $638 million, representing 64.6% of total sales. For the first quarter of 2001 there were more than 91,000 active extranets, representing approximately 55% of our active commercial customer base.

Our Commercial Customer Base is Large and Diverse.

          We have more than 300,000 commercial customers, with our largest customer accounting for only .30% of our sales in 2000. In both the fiscal year 2000 and in the first quarter of 2001, our sales to commercial customers comprised 96% of total revenue, an increase from 93% in 1999 and 95% in the first quarter of 2000. We believe the SMB, government and education markets represent significant growth opportunities for us. Customers in these markets typically have ongoing requirements to purchase sophisticated products and systems and value our relationship-based approach and high level of service. While we have historically focused on small and medium businesses that have 50 to 500 employees in single or multiple locations, we also serve many larger businesses, including Fortune 1000 companies.

We have a Highly Incented and Motivated Workforce.

          We firmly believe our success rests on how well we motivate and develop our team of approximately 2,700 coworkers. We generally compensate our coworkers on a basis that rewards performance and the achievement of identified goals. For example, account managers receive compensation based on performance, accounts receivable coworkers are eligible for monthly bonuses if late balances are held below target levels, and operations coworkers are eligible for monthly bonuses based on such factors as shipping productivity rates.

          In addition to regular compensation, we provide our coworkers with stock-based long-term incentives designed to enable coworkers to share in our success through appreciation in the value of our stock. As part of our compensation program, every coworker has received a stock option grant each year since 1994.

          We emphasize the recruiting, training and development of high quality coworkers throughout our organization. Our objective is, whenever possible, to promote people from within to positions of increased responsibility. Our company-wide training program, CDW University, encompasses the following five colleges:

•	College of Sales – provides an intensive three to four month training program for all new account managers, as well as ongoing training for experienced account managers.

•	College of Leadership – provides periodic classroom training to management coworkers covering a broad range of management topics.

•	College of Technology – provides training to technical service coworkers through a combination of classroom, vendor sponsored and online training.

•	College of Performance Excellence – provides online learning tools and classroom training for coworkers, focused on developing skill sets necessary to maximize career development.

•	College of Knowledge Management – provides training to new employees on department-specific skills.

           We are honored that for the third consecutive year FORTUNE magazine has named us one of the “100 Best Companies to Work for in America” and that Chicago magazine named us the best company to work for in Chicago in 2000.

          We are a Critical Sales Channel for Our Key Vendors.

          Our relationships with our customers and highly automated and efficient distribution capabilities provide a low cost alternative for manufacturers to reach a broad customer base. As a result, we have become a critical distribution and sales channel for most of our key vendors. Our diverse customer base and our size, along with our information management systems, give us substantial insight into the buying trends of commercial customers. This insight allows for specifically targeted marketing which is to the mutual benefit of us and our vendors. Also, our large size, strong financial position and sophisticated distribution systems enable us to maintain inventory valued in excess of $100 million.

          We Operate Technologically-Advanced Inventory Management, Logistics and Distribution Systems.

          We currently ship approximately 3,000 boxes per hour and 25,000 boxes per day through our state-of-the-art warehouse and distribution facility in Vernon Hills, Illinois. In 2000, we received ISO 9001:2000 certification, which indicates that our business meets strict international quality standards. We recently increased the size of our facility by 250,000 square feet to 450,000 square feet and installed a new and enhanced shipping and sorting system to increase capacity and enhance efficiency. As a result of this expansion, we believe we have the capacity to more than double our current shipping rate without significant capital investment.

          In addition, our management information systems and our purchasing processes and procedures allow us to minimize our investment in inventory, reduce inventory discrepancies and minimize the risk of obsolescence while meeting customer needs. We determine stocking levels based on products’ historical sales volume, the lead-time required to obtain products and the life cycle of products, as well as on price protection and stock balancing programs offered by our vendors. These systems helped us achieve approximately 28 inventory turns during 2000. On an annualized basis, we achieved 26 inventory turns in the first quarter of 2001. Our stated objective is to maintain 20 or more inventory turns on an annualized basis. We periodically capitalize on volume purchase opportunities which may from time to time reduce our inventory turnover rate.

Growth Strategies

          We have grown to become the largest multi-brand direct marketer of computers and related technology products and accessories in the United States. We are pursuing the following growth strategies:

          Further Penetrate Our Existing Customer Base and Add New Customers.

          We believe that we currently supply only a small percentage of the total information technology products and services purchased by our commercial customers. We seek to develop broader relationships within our customer accounts, expand the range of products sold to these accounts, and increase the frequency of customer purchases to increase sales per customer. Our account managers are paid on a performance basis and are motivated to proactively contact existing and prospective customers. These calling efforts are enhanced by information derived from our data warehouse and our marketing activities. Our active commercial customer base increased approximately 17% in the first quarter of 2001 as compared to the first quarter of 2000.

          Optimize Our Product Mix to Address Customer Needs.

          We offer a broad selection of over 70,000 technology products supplied by over 800 vendors. We stock approximately 15,000 products. We actively manage and adjust our product portfolio and our stocked inventory by adding high demand stock-keeping-units (SKUs) and eliminating low demand SKUs on a regular basis. We have also expanded our product portfolio into new technology categories such as telecommunications equipment, wireless networking, networking security software, and high-end storage devices and applications. In addition, to complement our telecommunications product offering, we offer high speed Internet access and services through partnering with AT&T, Sprint and UUNet. We have recently begun to offer third-party on-site services, including design, installation and warranty, through a variety of national service providers. As a result, we offer a robust mix of products, services, and solutions to fully address our customers’ technology needs.

          Enhance the Productivity and Increase the Number of Account Managers.

          Our sales force of over 1,100 account managers generated average annualized sales per account manager of approximately $4.08 million in 2000 and approximately $3.35 million in the first quarter of 2001. Our focus is to increase the number of account managers, as business conditions allow, for broader customer reach and to improve the productivity of our existing account managers. Our experience shows that account managers’ productivity increases with tenure as they develop their customer base. To improve the productivity of our account managers, we provide new product and technology training and continuous access to specialty support teams with in-depth product knowledge and manufacturer technical certifications. These specialty teams are particularly important for complex technology sales such as network solutions, storage applications and volume software licensing. Account manager productivity is also enhanced by our extranets that are utilized by our commercial customers.

          Strengthen Our National Brand Awareness.

          We are committed to developing our brand identity in the marketplace. We promote our brand in high-profile business publications such as FORTUNE and BusinessWeek, on national network and cable television stations such as CNN and The Discovery Channel, in national trade publications such as PC Magazine and through interactive ventures such as CNN.com, USATODAY.com and PCWorld.com. Increasing the brand awareness of CDW enhances both customer receptivity and our ability to attract and retain the best coworkers.

          Selectively Pursue Strategic Acquisitions and Alliances.

          From time to time, we may pursue strategic transactions, including acquisitions or alliances, to extend or complement our existing business. We may pursue transactions intended to enhance our product offerings, expand our geographic reach, enable us to reach new customer segments or increase our sales to existing customers.

Product Offering

          The following is a listing of selected hardware and software manufacturers whose products we sell:

Selected Hardware and Peripherals Manufacturers

3Com	Epson	Maxtor	Seagate
3M	Foundry	Memorex	Simple
Acer	Fujitsu	Microtek	SMC
Adaptec	Hewlett-Packard	Minolta	Snap
Agere	IBM	Motorola	Sony
APC	Imation	NEC	Targus
Apple	Infocus	Netgear	TDK
ATI	Intel	Nikon	Tektronix
Avaya	Iomega	Nokia	Toshiba
Belkin	Kingston	Okidata	Tripp Lite
Canon	Kodak	Olympus	Verbatim
Cisco	Lexmark	Palm	Viewsonic
Compaq	Linksys	Panasonic	Visiontek
Creative Labs	Logitech	Philips	Western Digital
Crystal Decision	Lucent	Plantronics	Yamaha
CTX	Magnavox	Princeton Graphics
EMC	Maxell	Quantum

Selected Software Developers

Adobe	Corel	Macromedia	Red Hat
Artisoft	Executive Software	McAfee	Seagate Software
Autodesk	FileMaker	Microsoft	Sonicwall
Borland	Interact	Novell	Symantec
Citrix	Intuit	Quark	Veritas

Purchasing and Vendor Relationships

          We believe that effective purchasing from a diverse vendor base is a key element of our business strategy. For the year ended December 31, 2000, distributors Tech Data and Ingram Micro were the only individual vendors from whom our purchases exceeded 10% of total purchases. Additionally, in 2000, Compaq and
Hewlett-Packard were the only individual manufacturers whose products comprised more than 10% of our total sales.

          Our purchasing staff works to identify reliable, high-quality suppliers of products, then actively negotiates to achieve the lowest possible cost and expand vendor support programs. We seek to establish strong relationships with our vendors, and employ a policy of paying vendors within stated terms and taking advantage of all appropriate discounts. Several of our leading vendors such as Compaq, Hewlett-Packard and Microsoft have full-time representatives on-site at our facilities.

          During 2000, we purchased approximately 59% of our merchandise from distributors and the balance directly from manufacturers. Substantially all of our purchases are shipped directly to our distribution facility in Vernon Hills. We are authorized by manufacturers to sell via direct marketing all or selected products offered by the manufacturer. Our authorization with each manufacturer provides for certain terms and conditions, which may include one or more of the following: product return privileges, price protection policies, purchase discounts and vendor support programs, such as purchase or sales rebates and cooperative advertising reimbursements. Vendors also periodically offer us bulk inventory purchase opportunities where we can purchase a large amount of product at reduced prices. Vendor support programs are at the discretion of the manufacturers and usually require the achievement of a specified sales volume or growth rate to qualify for all, or some, of the incentive program.

Inventory Management/Distribution

          We apply our proprietary information technology systems to the task of managing our inventory in an aggressive, cost-efficient manner, resulting in a rapid-turn inventory model. Our information technology systems provide real-time information on each item of inventory from the time it is ordered until it is shipped to a customer. We generally only stock items that have attained a minimum sales volume. All of our inventory items contain UPC barcodes that are matched to our internal product codes which allow our system to track and discern trends with respect to product movement and inventory obsolescence. We also use vendor stock balancing and price protection programs to minimize our investment in inventory.

          Our distribution process is highly automated. Once a customer order is received, either by phone, fax or online, it is processed for credit approval. After credit approval is received, orders are automatically routed to our warehouse for shipping. All product picking is performed using bar-coded labels, UPC bar codes and radio frequency scanning. All product shipments travel through our warehouse on automatic conveyor systems with in-line scanning and are subject to numerous quality control checks. Our sorting system automatically provides a final quality control check and directs boxes to the appropriate commercial carrier.

          We believe that the Chicago metropolitan area is an excellent location for our business as it is centrally located for purposes of shipping products throughout the United States and provides timely access to our principal distributors. This enables us to obtain non-stocked items for same-day shipping.

Marketing and Advertising Activities

          We promote the CDW brand through our national branding campaign which includes print media, television advertisements and other activities.

          Catalogs are one of our main advertising vehicles, as we produce more than 40 million catalogs per year. Our catalog strategy has evolved to include specialty catalogs such as networking communications and software. Our main catalog now includes relevant content such as interviews with industry executives and noteworthy technology developments. In 2000, we launched a Customer Technology Seminar Series, hosting representatives from industry manufacturers and influential persons in the technology field who discuss the latest information technology issues with our customers. Customers who are unable to attend the series can access the presentations on our websites.

          As a result of our relationships with our vendors, a substantial portion of our advertising and marketing expenses are reimbursed through cooperative advertising reimbursement programs. These cooperative advertising programs are at the discretion of our vendors and are typically tied to sales or purchasing volumes and other commitments required by us. In order to measure the effectiveness of our marketing activities, we track responses to our various efforts by a variety of means. We use this information to further refine our marketing strategy and to develop more effective programs.

E-business

          We utilize our websites and extranets to implement our “high tech, high touch” business strategy. Our objective is to make it easy for our customers to transact business with us and ultimately to enhance our customer relationships. Our website includes many advanced features to attract new customers and produce sales, including more than 70,000 computer products to search and order online, advanced search capabilities, product specifications, and information on product availability and pricing. During 2000 and in the first quarter of 2001, we generated $416.3 million and $150.6 million, respectively, of direct online sales over our website. We also offer side-by-side product comparisons, links to product reviews, newsworthy announcements, personalized access and customized two-way interaction that allows for checking order status.

          We have expanded our successful websites to include extranets, which are customized, secure sites for commercial customers. Our extranets allow customers to monitor order status, track their asset-tagged CDW-purchased products, order configured systems, obtain purchase history and gain real-time access to their dedicated CDW account team. In addition, we have, through our strong relations with vendors, arranged for links between vendors’ websites and our own. Many customers use the extranets to gather product information, including pricing and availability, and then follow up with their account manager to access the account manager’s knowledge base regarding product compatibility and other information. In the first quarter of 2001, total sales to customers with active extranets, including online orders and those placed directly with account managers, totaled approximately $638 million, representing 64.6% of total sales.

Customers

          We served approximately 309,000 commercial customers for the year ended December 31, 2000. For the year ended December 31, 2000 and in the first quarter of 2001, sales to our commercial customers, including business, government, education and institutional customers, accounted for approximately 96% of our net sales. We are not dependent on any one customer. For the year ended December 31, 2000, our largest customer comprised only .30% of net sales and our top five customers comprised approximately 1.00% of net sales. Our business customers are primarily small and medium businesses with 50 to 500 employees in single or multiple locations. We also serve larger corporate customers, including FORTUNE 1000 companies, as either a primary or secondary vendor.

          Our customers are located almost entirely in the United States. In 2000, approximately 14% of our net sales were to customers in Illinois, approximately 31% were to customers in the eastern United States, approximately 16% were to customers in the southern United States, approximately 25% were to customers in the western United States and approximately 13% were to customers in the midwestern United States (other than Illinois). Less than 1% of our sales in 2000 were to customers outside of the continental United States.

Custom Configuration and Technical Support

          We offer custom configuration services, including installation of accessories or expansion products, software loading, network configuration and imaging for custom applications. During the first quarter of 2001, we processed an average of 1,388 custom configured items per day, an increase of 71.1% from the first quarter of 2000. Custom configurations provide additional value to our customers because they reduce the cost and time necessary to deploy new products into their existing technology environments. The ability to configure products to customer specifications enables us to generate incremental sales. We have the infrastructure in place to double the number of custom configured orders.

          Our technical support staff is well-trained and maintains the highest levels of professional certification from manufacturers including that of Novell Certified Network Engineer and Microsoft Certified Systems Engineer (MCSE). Our technical support staff is motivated to obtain high certification levels as they are compensated on the basis of those certifications. Technical support is available by telephone 24 hours a day, 7 days a week to assist customers with technical problems or answer questions in order to increase customer satisfaction and reduce product returns. We have developed a proprietary customer service tracking system to ensure that customer-initiated service requests are responded to rapidly. As a result, substantially all customer calls are answered in two minutes or less.

Competition

          The computer and related products industry is highly competitive. We compete with a large number and variety of resellers of computer and related technology products and accessories. In the hardware category, we compete with national direct marketers, corporate resellers and value-added resellers and to a lesser extent computer superstores, consumer electronic and office supply superstores, mass merchandisers and Internet retailers. In the software and accessories categories, we generally compete with these same entities.

          We also compete with manufacturers that sell hardware and software directly to certain customers. Several manufacturers that sell products to us for resale have initiated or expanded their efforts to sell directly to end-users. In addition, some software manufacturers are considering offering their software on a subscription basis which would compete with our software sales. As competition intensifies, we intend to improve the value-added services provided to our customers, strengthen our current customer relationships and broaden our marketing activities.

Information Technology Systems

          Our information technology systems are a key element in our ability to maintain what we believe is the lowest cost structure among multi-brand direct marketers of computers and related technology products and accessories. We have installed and operate customized information technology and telephony systems based on IBM AS/400, Microsoft NT, Lucent and other platforms. Collectively, these systems allow for centralized management of key functions, including inventory, accounts receivable, purchasing, sales and distribution. Additionally, our systems enable the preparation of daily operating control reports which provide thorough, detailed and timely information regarding key aspects of our business. Our proprietary information technology systems enable us to enhance our productivity, ship customer orders on a same-day basis, respond quickly to changes in our industry and provide high levels of customer service. Historical customer orders are tracked within our system so that we can provide our customers with updates regarding product upgrades and other information relating to the products they purchase from us.

          Our success is dependent on the accuracy and proper utilization of our information technology and telephony systems. We anticipate that we will continue to require software and hardware upgrades for our present information technology systems. In addition, our ability to adapt our systems to changes in the competitive environment or to take advantage of additional automation is dependent on our ability to recruit and retain qualified information technology professionals.

Coworkers, Training and Culture

          At June 30, 2001, we employed approximately 2,700 coworkers. We consider our coworker relations to be excellent. Our level of net sales per coworker increased approximately 10.5% to $1.6 million in 2000 as compared to $1.5 million in 1999 and was $1.5 million, on an annualized basis, in the first quarter of 2001. No coworkers are covered by collective bargaining agreements.

          We emphasize the recruiting, training and development of high quality coworkers throughout our organization. Our objective is to promote people from within to positions of increased responsibility, whenever possible. We develop our coworkers through CDW University, our company-wide training program.

           We believe in setting aggressive goals for our coworkers and rewarding them generously if we reach our goals. As an example, we initiated an incentive program in 1997, which we called the 5-4-3-2 program, where our coworkers split $5 million in bonuses for surpassing $3 billion in annual sales in 2000. We also strive to foster a supportive working environment. Coworkers are encouraged to provide their thoughts and concerns regarding our company directly to management. Our Vernon Hills facility also contains onsite exercise and child care centers.

Incentive and Regular Compensation Arrangements

          Compensation Arrangements. Our coworkers are generally compensated on a basis that rewards performance and the achievement of identified goals. For example, account managers receive compensation pursuant to a monthly commission schedule which is based on performance. Account managers have the authority to negotiate and adjust prices for products, provided that the account manager sells the product at a price which meets established management guidelines. Account managers have the opportunity to achieve relatively high compensation levels and have historically shown increased productivity as training and experience levels increase. In addition, most coworkers, excluding our sales force, are eligible for monthly, quarterly or annual bonus programs that are tied to achieving certain goals. For example, our accounts receivable personnel are eligible for monthly bonuses if late balances are held below target levels and operations personnel are eligible for monthly bonuses based on such factors as prompt vendor returns and shipping productivity rates. We believe that these incentives positively impact our performance and profitability.

          Coworker Bonus, Stock Option and Restricted Stock Plans. In addition to regular compensation, we provide, and Mr. Krasny in the past has provided, our coworkers with additional long-term incentives designed to maximize performance and productivity. To this end, we and Mr. Krasny have adopted various stock-based compensation plans which enable coworkers to share in our success through appreciation in the value of our stock. We have rewarded every coworker with a stock option grant as a part of their compensation.

Trademarks and Trade Names

          We conduct our business under a number of trademarks, trade names and service marks including “CDW,” “CDW CIRCLE OF SERVICE,” “CDW@work,” “CDW-L” and “Computing Solutions Built for Business.” We currently also have a number of trademark applications pending, including applications for “CDW-G,” “CDWG@work” and “Direct Solutions Provider.” We have taken steps to register and protect these marks and believe they have significant value and are important factors in our marketing programs.

Legal Proceedings

          We are not currently party to any material legal proceedings.

Properties

          We own our primary location and headquarters in Vernon Hills, Illinois, which includes our warehouse and distribution center, a retail showroom and corporate offices. The facility consists of approximately 450,000 square feet of warehouse and distribution center space and 125,000 square feet of office space. We own a total of 45 acres of land at the Vernon Hills site, of which approximately 11 are vacant and available for future expansion.

          We have executed various operating lease agreements, primarily for sales office facilities, at several locations in and around Chicago, Illinois. The lease agreements generally provide for minimum rent and a proportionate share of operating expenses and property taxes, and include certain renewal and expansion options. The table below summarizes these lease agreements:

Location	Square Footage	Lease Commencement	Lease Term
120 S. Riverside		April 2000 and
Chicago, IL	72,000	August 2000	10 years

10 S. Riverside		February 2001 and
Chicago, IL	72,000	August 2001	10 years

Mettawa, IL	156,000	March 2001	10 years

          We are obligated under a lease through 2003 for a combined 104,000 square foot office and warehouse facility in Buffalo Grove, Illinois, that previously served as our main facility. In October 1998, we reopened the office portion of the Buffalo Grove facility as a sales office. We sublet the warehouse and showroom portions of the Buffalo Grove facility to a third party beginning June 1999. However, the sublessee terminated the lease in conjunction with its Chapter 11 proceeding under the bankruptcy laws in the first quarter of 2000 and has since vacated the premises. We have elected to occupy an additional portion of the facility and are subleasing a portion of the remaining space. We will continue to evaluate the future use of the Buffalo Grove warehouse space.

Retail Showrooms

          We currently operate two retail showrooms allowing local customers an opportunity to examine products prior to purchase and to meet face-to-face with our sales or technical coworkers. Additionally, all new account managers work for several weeks in one of the retail showrooms as part of their training. One of our showrooms is located at our main facility in Vernon Hills, Illinois, and the other is located in downtown Chicago, Illinois. These showrooms occupy approximately 5,100 square feet each.

          Our retail showrooms generated approximately 2.7% of our net sales for 2000, inclusive of orders placed by telephone and picked up at the retail showroom.

MANAGEMENT

Directors and Executive Officers

          Our executive officers and directors, and their respective ages and positions as of June 25, 2001, are as follows:

Name	Age	Position(s)
John A. Edwardson	51	Chairman of the Board of Directors and Chief Executive Officer
Michael P. Krasny	47	Chairman Emeritus and Director
Gregory C. Zeman	42	Vice Chairman and Director
Daniel B. Kass	44	Executive Vice President—Sales and Director
Harry J. Harczak, Jr.	44	Executive Vice President Corporate Strategy and Chief Financial Officer
James R. Shanks	37	Executive Vice President, Chief Information Officer of CDW and President of CDW-G
Paul A. Kozak	36	Executive Vice President—Operations
Douglas E. Eckrote	37	Senior Vice President—Purchasing
Arthur S. Friedson	47	Vice President—Coworker Services
Joseph K. Kremer	36	Vice President—Marketing
Michelle L. Collins	41	Director
Casey G. Cowell	48	Director
Donald P. Jacobs	74	Director
Terry L. Lengfelder	63	Director
Brian E. Williams	50	Director

          John A. Edwardson serves as our Chairman of the Board of Directors and Chief Executive Officer. Mr. Edwardson joined CDW in January 2001. Prior to joining us, Mr. Edwardson served as Chairman and Chief Executive Officer of Burns International Services Corporation from 1999 until 2000. Mr. Edwardson served as a director (1994-1998), President (1994-1998) and Chief Operating Officer (1995-1998) of UAL Corporation and United Airlines. Mr. Edwardson served as Executive Vice President and Chief Financial Officer of Ameritech Corporation from 1991 until 1994. Mr. Edwardson currently serves on the Board of Directors of Household International and Focal Communications Corporation and serves on the Board of Trustees of Purdue University. Mr. Edwardson is a 1971 graduate of Purdue University where he earned a Bachelor of Science in Industrial Engineering and a 1972 graduate of the University of Chicago where he earned a Masters Degree in Business Administration.

          Michael P. Krasny is the founder of our company and currently serves as Chairman Emeritus and as a director. He is also a member of the Corporate Governance Committee. Mr. Krasny served as Chairman of the Board and Chief Executive Officer from our company’s inception through May 2001 and January 2001, respectively, and served as President from our company’s incorporation through December 1990. Mr. Krasny is a 1975 graduate of the University of Illinois where he earned a Bachelor of Science degree in Finance.

          Gregory C. Zeman serves as our Vice Chairman and as a director. Mr. Zeman has been with us as an employee and officer, serving in varying capacities, since March 1987. Mr. Zeman served as President from January 1991 until January 2001. Prior to becoming President, Mr. Zeman served as an Account Manager, Sales Manager, Purchasing Manager and Vice President of Sales, Purchasing and Marketing. Mr. Zeman became a director of our company in June 1990. Mr. Zeman’s responsibilities with our company focus on overseeing the purchasing function and vendor relations. Mr. Zeman is a 1983 graduate of Marquette University where he earned a Bachelor of Science degree in Computational Math.

           Daniel B. Kass serves as our Executive Vice President-Sales and as a director. Mr. Kass joined us in November 1987 as an Account Manager. He served as Sales Manager from January 1989 through December 1990. Mr. Kass became Vice President-Operations in January 1991, a director of our company in March 1993, Vice President-Sales in January 1996, and Executive Vice President-Sales in January 2000. Mr. Kass’ responsibilities with our company focus on sales, sales recruiting, sales training and customer service. Mr. Kass is a 1981 graduate of Southern Illinois University where he earned a Bachelor of Science degree in Journalism.

          Harry J. Harczak, Jr. has served as our Chief Financial Officer since May 1994. Mr. Harczak was appointed our Executive Vice President Corporate Strategy in June 2001. Prior to joining us, Mr. Harczak was an audit partner in the accounting firm of Coopers & Lybrand L.L.P. where he worked since 1978. Mr. Harczak’s responsibilities at our company include corporate strategy, finance, accounting, treasury, budgeting/planning, SEC reporting and investor relations. He is a 1978 graduate of DePaul University, where he earned a Bachelor of Science degree in Accounting, and a 1995 graduate of the University of Chicago Executive Program, where he earned a Masters of Business Administration. Mr. Harczak is a certified public accountant.

          James R. Shanks serves as our Executive Vice President and Chief Information Officer and is also President of CDW Government, Inc., or CDW-G, our wholly-owned subsidiary. Mr. Shanks joined us as Director of Information Systems in August 1993 and was appointed to Vice President-Information Systems in February 1996 and Chief Information Officer in April 1999. Mr. Shanks has primary responsibility for our information technology and communication systems and our E-business initiatives, conducted through www.cdw.com. Additionally, Mr. Shanks has general management responsibility for all sales, marketing and operational functions of CDW-G. Prior to joining our company, Mr. Shanks was employed by American Hotel Register from January 1985 to August 1993 as Manager of Information Systems. Mr. Shanks is a 1991 graduate of Barat College where he earned a Bachelor of Science degree in Computer Information Systems, and a 1996 graduate of Northwestern University’s J.L. Kellogg Graduate School of Management.

          Paul A. Kozak serves as our Executive Vice President-Operations. Mr. Kozak joined us in August 1987 and since that time has served as an Account Manager, Sales Manager and Director of Purchasing. Mr. Kozak was appointed Vice President-Purchasing in January 1995 and Senior Vice President-Purchasing in January 2000 and was appointed Executive Vice President-Operations in April 2001. Mr. Kozak has primary responsibility for our warehousing, distribution and technical service functions. He is a 1986 graduate of the University of Iowa where he earned a Bachelor of Science degree in Business Administration.

          Douglas E. Eckrote serves as our Senior Vice President-Purchasing. Mr. Eckrote joined us in January 1989 and since that time has served as an Account Manager, Sales Manager and Director of Operations. Mr. Eckrote was appointed Vice President-Operations in January 1999 and Senior Vice President-Purchasing in April 2001. Mr. Eckrote has primary responsibility for product acquisition and managing vendor relationships. He is a 1986 graduate of Purdue University where he earned a Bachelor of Science degree in Agricultural Sales and Marketing.

          Arthur S. Friedson serves as our Vice President-Coworker Services. Mr. Friedson joined us in May 1997 as Director of Human Resources and was named Vice President-Coworker Services in January 2000. Mr. Friedson oversees our coworker services function which provides comprehensive assistance to our coworkers in a variety of areas including benefits, compensation, performance management and recruitment. Prior to joining us, Mr. Friedson had more than 15 years of experience in human resource management at Columbia/HCA Healthcare Corporation and Amoco Corporation. Mr. Friedson holds a M.S. in Industrial Relations from Loyola University of Chicago, and a B.A. in Psychology from The City College, City University of New York.

          Joseph K. Kremer has served as our Vice President-Marketing since February 1998. Prior to joining us, Mr. Kremer was U.S. Manager of Channel Marketing Programs at IBM Corporation, where he worked since 1987. Mr. Kremer has primary responsibility for our advertising, marketing and public relations activities, including our branding initiatives. Mr. Kremer is a 1987 graduate of Virginia Polytechnic Institute and State University where he earned a Bachelor of Science degree in Accounting and a 1989 graduate of University of Scranton, where he earned a Masters of Business Administration Degree in Finance.

           Michelle L. Collins serves as a director. Ms. Collins is co-founder and managing director of Svoboda, Collins, L.L.C., a $150 million private equity firm. Ms. Collins has been a general partner in the firm since January 1998. From 1992 through January 1998, Ms. Collins was a principal at William Blair & Company, L.L.C., an investment bank. Ms. Collins became a director of our company in April 1996 and currently serves on the Audit Committee. Ms. Collins has been a member of the Board of Directors of Coldwater Creek, Inc. since January 1998. Ms. Collins is also a director of several civic organizations and private companies. Ms. Collins is a 1982 graduate of Yale University, where she earned an undergraduate degree in Economics and a 1986 graduate of the Harvard Graduate School of Business, where she earned a Masters Degree in Business Administration.

          Casey G. Cowell serves as a director. Mr. Cowell is Chairman and principal owner of Durandal, Inc., a holding company for a number of diversified private companies. Previously, Mr. Cowell co-founded U.S. Robotics, one of the world’s leading suppliers of data communications products and systems. He served as Chairman and CEO of U.S. Robotics from its inception in 1976 until its acquisition by 3Com in June 1997. Mr. Cowell became a director of our company in November 1999 and currently serves on the Compensation and Stock Option Committee. Mr. Cowell serves on the Board of Directors of 3Com and is a member of the Board of Trustees for the University of Chicago and the Illinois Institute of Technology. Mr. Cowell is a 1975 graduate of the University of Chicago.

          Donald P. Jacobs serves as a director. Mr. Jacobs is the Gaylord Freeman Distinguished Professor of Banking and the Dean Emeritus of Northwestern University’s J.L. Kellogg Graduate School of Management and has been a member of the Kellogg faculty since joining the school in 1957. Mr. Jacobs became a director of our company in November 1999 and currently serves on the Audit and Corporate Governance Committees. He serves on the Board of Directors of several corporations, including Hartmarx, ProLogis Trust, Terex Corporation and GP Strategies Corporation. Mr. Jacobs is a graduate of Roosevelt University where he earned a Bachelor of Arts degree in Economics in 1949 and a graduate of Columbia University where he earned a Master of Arts degree in Economics in 1951 and a Doctorate in Economics in 1956. Mr. Jacobs has received numerous honorary degrees from prestigious national and international universities.

          Terry L. Lengfelder serves as a director. Mr. Lengfelder became a director of our company in May 2001 and currently serves on the Audit and Corporate Governance Committees. Mr. Lengfelder is a retired partner of Andersen (formerly Arthur Andersen LLP), where he served as a regional managing partner and in various other assignments from 1972 to 1998. Mr. Lengfelder also served as chairman of the Board of Partners of Andersen Worldwide in 1993 and 1994. Mr. Lengfelder has been a member of the Board of Directors of Lanoga Corporation since 1999 and is vice chairman of the Board of Trustees of the University of Puget Sound, having served as a Trustee since 1985. Mr. Lengfelder served on the Board of Directors of Burns International Services Corporation from 1999 until 2000 and was chairman of the Finance and Audit Committee. Mr. Lengfelder is a 1961 graduate of Washington University with a Bachelor of Science degree in Business Administration.

          Brian E. Williams serves as a director. Mr. Williams has been President of Foote, Cone & Belding Chicago, an advertising firm, since 1998. From 1987 to 1998, Mr. Williams was a Senior Vice President at Leo Burnett Company, also an advertising firm. Mr. Williams became a director of our company in January 2000 and currently serves on the Compensation and Stock Option Committee. He serves on the Board of Directors of FCB Worldwide and serves on the Board of Trustees of Children’s Memorial Hospital in Chicago, Illinois. Mr. Williams is a 1975 graduate of Northwestern University’s J.L. Kellogg Graduate School of Management and earned his Bachelor of Arts degree from Dartmouth College in 1972.

Board of Directors

          Our Board of Directors is currently composed of nine members. Our directors serve until the annual meeting following their election and until their successors have been duly elected and qualified.

SELLING SHAREHOLDERS

          The following table sets forth certain information regarding the beneficial ownership of our common stock by the selling shareholders as of August 7, 2001, and as adjusted to reflect the sale of the shares (assuming that the underwriters’ over-allotment option is not exercised) in this offering.

Name of Selling Shareholder (2)	Shares Beneficially Owned Prior to Offering (1)		Shares Being Offered	Shares Beneficially Owned After Offering
	Number	Percent		Number	Percent
Michael P. Krasny (3)	38,595,231	44.92%	4,600,500	29,958,731	34.87	% (8)
Circle of Service, L.L.C. (4)	1,600,000	1.86	1,600,000	0	0.00
Circle of Service Foundation (5)	615,286	0.72	613,500	1,786	*
Gregory C. Zeman (6)	5,274,596	6.14	2,000,000	3,274,596	3.81	(9)
Daniel B. Kass (7)	970,376	1.13	436,000	534,376	0.62

*	Less than 1%

(1)
Except as set forth in the footnotes to this table, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to community property laws where applicable. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days from the date of this prospectus through the exercise of any option, warrant or right. Shares of common stock subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person.

(2)	For a description of the relationships between us and Mr. Krasny, Mr. Zeman and Mr. Kass, please refer back to the section entitled “Management.”

(3)
Pre-offering number includes 6,244,972 shares remaining subject to the MPK Stock Option Plan (all of which shares are also included in the collective holdings of Messrs. Zeman and Kass above), 660,236 shares remaining subject to the MPK Restricted Stock Plan, 37,796 shares owned by Mr. Krasny’s minor stepson and 1,600,000 shares owned by the Circle of Service, L.L.C. Mr. Krasny disclaims beneficial ownership with respect to the shares subject to the MPK Stock Option Plan and the MPK Restricted Stock Plan. Post-offering number is reduced for all shares sold in this offering by Mr. Krasny, as well as by the Circle of Service, L.L.C., Mr. Zeman and Mr. Kass, and includes 3,808,972 shares remaining subject to the MPK Stock Option Plan (all of which shares are also included in the collective holdings of Messrs. Zeman and Kass above), 660,236 shares remaining subject to the MPK Restricted Stock Plan and 37,796 shares owned by Mr. Krasny’s minor stepson.

(4)
Circle of Service, L.L.C. is a Delaware limited liability company that was formed on July 10, 2001. The ownership interests of the Circle of Service, L.L.C. are held by trusts for the benefit of Mr. Krasny and members of his family. The 1,600,000 shares to be sold by the Circle of Service, L.L.C. in this offering were contributed to the Circle of Service, L.L.C. by Mr. Krasny on July 13, 2001.

(5)
Circle of Service Foundation is an Illinois not-for-profit corporation founded by Mr. Krasny in 1993 for charitable purposes. The 613,500 shares to be sold by the Circle of Service Foundation in this offering were gifted to the Foundation by Mr. Krasny on July 13, 2001.

(6)
Pre-offering number includes 5,274,596 shares issuable pursuant to non-forfeitable options granted under the MPK Stock Option Plan out of Mr. Krasny’s own shares. These shares are also reported as being beneficially owned by Mr. Krasny. As of August 7, 2001, options for 2,759,996 shares are exercisable and the remaining options become exercisable at the rate of 1,885,950 and 628,650 on December 31, 2001 and 2002, respectively. All options granted to Mr. Zeman under the MPK Stock Option Plan will become exercisable in the event that Mr. Zeman’s employment with us terminates for any reason.

(7)
Pre-offering number includes 970,376 shares issuable pursuant to non-forfeitable options granted under the MPK Stock Option Plan out of Mr. Krasny’s own shares. These shares are also reported as being beneficially owned by Mr. Krasny. As of August 7, 2001, options for 436,976 shares are exercisable and the remaining options become exercisable at the rate of 400,050 and 133,350 on December 31, 2001 and 2002, respectively. All options granted to Mr. Kass under the MPK Stock Option Plan will become exercisable in the event that Mr. Kass’ employment with us terminates for any reason.

(8)
Mr. Krasny has also given the underwriters an option to purchase 996,768 additional shares of common stock to cover over-allotments. If the underwriters exercise this option, Mr. Krasny will, after the completion of the sale of the additional shares to the underwriters, beneficially own 29,461,963 shares of our common stock. This total would represent 34.35% of our total outstanding shares.

(9)
Mr. Zeman has also given the underwriters an option to purchase 315,732 additional shares of common stock to cover over-allotments. If the underwriters exercise this option, Mr. Zeman will, after the completion of the sale of the additional shares to the underwriters, beneficially own 2,958,864 shares of our common stock. This total would represent 3.45% of our total outstanding shares.

DESCRIPTION OF CAPITAL STOCK

          The following description of our capital stock and certain provisions of our articles of incorporation and by-laws is intended as a summary only and is qualified in its entirety by reference to the provisions of our articles of incorporation and by-laws, which are incorporated herein by reference, and to Illinois law.

General

          Our authorized capital stock consists of 500,000,000 shares of common stock, of which 85,919,656 shares are currently outstanding, and 5,000,000 shares of preferred stock, none of which are issued or outstanding.

Common Stock

          The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of the shareholders and to receive such dividends as may be declared from time to time by our Board of Directors out of assets legally available therefor. In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities. The holders of our common stock have no preemptive rights and have no subscription, redemption or conversion privileges. Our common stock does not have cumulative voting rights, which means that the holder or holders of more than half of the shares voting for the election of directors can elect all of the directors then being elected. The rights, preferences and privileges of the holders of our common stock are subject to the rights of holders of any series of our preferred stock which we may issue in the future. All of the outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

          Our articles of incorporation authorize our Board of Directors, without further action by the shareholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix and determine as to any series any and all of the relative rights and preferences of shares in that series, including, without limitation, dividend rights, any conversion rights or rights of exchange, voting rights, rights and terms of redemption, liquidation preferences and the number of shares constituting a series and the designation thereof.

Transfer Agent and Registrar

          The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE

          The shares of our common stock sold in this offering will be freely tradable without restriction under the Securities Act of 1933, as amended, except for any such shares which may be acquired by an “affiliate” of ours as that term is defined in Rule 144 promulgated under the Securities Act, which shares will remain subject to the resale limitations of Rule 144.

          In general, Rule 144 provides that a person, including an affiliate, who has beneficially owned “restricted” shares for at least one year will be entitled to sell on the open market in brokers’ transactions within any three-month period a number of shares that does not exceed the greater of:

•	1% of the then outstanding shares of common stock; and

•	the average weekly trading volume in common stock on the open market during the four calendar weeks preceding the sale.

          Sales under Rule 144 are also subject to certain restrictions relating to manner of sale, notice and availability of current public information about the company.

           In the event that any person who is deemed to be an affiliate of our Company for purposes of Rule 144 purchases shares of our common stock in this offering, the shares held by such person are required to be sold in compliance with Rule 144. Shares properly sold in reliance on Rule 144 to persons who are not affiliates thereafter are freely tradable without restriction.

          Sales of substantial amounts of our common stock in the open market, or the availability of such shares for sale, could adversely affect the price of our common stock.

          Assuming the underwriters’ over-allotment option is not exercised, immediately following this offering, Mr. Krasny will have beneficial ownership of 29,958,731 shares of our common stock, of which 3,808,972 shares will be subject to options granted to Mr. Zeman and Mr. Kass under the MPK Stock Option Plan and 660,236 shares will be subject to restricted stock awards granted to coworkers under the MPK Restricted Stock Plan. Mr. Krasny is, for purposes of the federal securities laws, considered to be an “affiliate” of CDW. In order for Mr. Krasny to sell his shares, he will have to either sell in compliance with Rule 144 or pursuant to an effective registration statement or an exemption from registration under the Securities Act. Mr. Krasny has entered into a “lock-up” agreement with the underwriters and us that prohibits him from selling shares during the one-year period after the date of this prospectus, subject to certain exceptions.

          Assuming the underwriters’ over-allotment option is not exercised, immediately following this offering, Mr. Zeman and Mr. Kass will each own zero shares of our common stock outright, but will have options to acquire 3,274,596 and 534,376 shares of our common stock, respectively, pursuant to the MPK Stock Option Plan. Those options are or become exercisable on the following dates for the amount of shares indicated:

	Options Exercisable Immediately	Options Exercisable on December 31, 2001	Options Exercisable on December 31, 2002
Gregory C. Zeman	759,996	1,885,950	628,650
Daniel B. Kass	976	400,050	133,350

          The options may be exercised at a price of $0.004175 per share. The MPK Stock Option Plan provides that if either of Mr. Zeman’s or Mr. Kass’ employment with us is terminated for any reason, all options held by Mr. Zeman or Mr. Kass, as applicable, will become immediately exercisable and must be exercised within six months of the date of termination.

          We have previously entered into registration rights agreements with each of Mr. Zeman and Mr. Kass. The registration rights agreements give each of Mr. Zeman and Mr. Kass, subject to certain exceptions, the right to demand, one time each in each of calendar years 2001, 2002 and 2003, that we register shares of our common stock acquired by him pursuant to the exercise of options under the MPK Stock Option Plan. We have the option, upon a registration demand by either Mr. Zeman or Mr. Kass, to (i) purchase, at a per share price equal to $0.015 less than the then-current trading price, the shares subject to the registration demand, (ii) register the shares subject to the registration demand on a shelf registration statement pursuant to Rule 415 under the Securities Act, or (iii) register the shares subject to the registration demand on a registration statement under the Securities Act and to cooperate with Mr. Zeman and Mr. Kass, as applicable, in developing and conducting an organized marketing campaign and “road show” relating to the registration statement.

          We are not filing this registration statement and prospectus as a result of a registration demand by either Mr. Zeman or Mr. Kass. Although Mr. Zeman and Mr. Kass have the right during the remainder of calendar year 2001 to demand that we register shares of our common stock pursuant to the registration rights agreements, the terms of the registration rights agreements will require them to wait 90 days following the date this offering is declared effective before they may exercise their demand rights. Also in connection with this offering, Messrs. Zeman and Kass have entered into “lock-up” agreements with the underwriters which prohibit them from selling shares during the 180-day period after the date of this prospectus, subject to certain exceptions. Mr. Zeman’s “lock-up” agreement with the underwriters will no longer apply if his employment with us terminates after December 31, 2001 for any reason.

UNDERWRITERS

          Under the terms and subject to the conditions contained in the underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated is acting as representative, have severally agreed to purchase, and the selling shareholders have severally agreed to sell to them, the number of shares of our common stock indicated below.

Name	Number of Shares
Morgan Stanley & Co. Incorporated	3,673,218
William Blair & Company, L.L.C.	2,322,870
Goldman, Sachs & Co.	2,322,870
Robert W. Baird & Co. Incorporated	353,970
Raymond James & Associates, Inc.	177,072
Banc of America Securities LLC	80,000
A.G. Edwards & Sons, Inc.	80,000
Sanders Morris Harris Inc.	80,000
Muriel Siebert & Co., Inc.	80,000
Wit SoundView Corporation	80,000

Total	9,250,000

          The underwriters are offering the shares of common stock subject to their acceptance of the shares from the selling shareholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the delivery of legal opinions by their counsel as well as other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any shares are taken.

          The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $1.08 a share under the public offering price. No underwriters will allow, and no dealer will reallow, a concession to other underwriters or to dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives of the underwriters.

          Two of the selling shareholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 1,312,500 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. To the extent the option is exercised, each underwriter will become obligated to purchase approximately the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ over-allotment option is exercised in full, the total price to the public would be $422,500,000, the total underwriters’ discounts and commissions would be $17,533,750 and the total proceeds to the selling shareholders would be $404,966,250.

          The underwriters have agreed to reimburse us for some of our expenses, fees and costs incurred in connection with the offering. The selling shareholders have agreed to pay all of our remaining out-of-pocket expenses relating to the offering, as well as the underwriting discounts and commissions relating to the shares sold by them.

          CDW, its executive officers and directors and Mr. Krasny, Mr. Zeman and Mr. Kass have each agreed, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, during the period ending 90 days after the date of this prospectus in the case of CDW and its executive officers and directors, one year after the date of this prospectus in the case of Mr. Krasny and 180 days after the date of this prospectus in the case of Mr. Zeman and Mr. Kass, subject to certain exceptions, not to, directly or indirectly:

•
offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any transaction described above is to be settled by delivery of common stock or other securities, in cash or otherwise.

          The foregoing restrictions do not apply to:

•	the sale of shares to the underwriters;

•	transactions by the selling shareholders relating to shares of our common stock or other securities acquired in open market transactions after the completion of this offering;

•
the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus or the grant or exercise of an option under any existing company benefit plan; or

•
bona fide gifts by any person other than us, provided (1) that the donees of any such gifts have agreed in writing to be bound by the foregoing restrictions and (2) that no filings by any party under Section 16 of the Securities Exchange Act of 1934, as amended, shall be required or voluntarily made in connection with such bona-fide gift (other than a filing on Form 5 made during the applicable “lock-up” period).

          In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over allot in connection with the offering, creating a short position in the common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market or may exercise their over-allotment option. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. These activities may stabilize or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

          It is anticipated that Morgan Stanley DW Inc., an affiliate of Morgan Stanley & Co. Incorporated, through Morgan Stanley Online, its online service, may be a member of the syndicate and engage in electronic offers, sales and distribution of the shares being offered.

          A prospectus in electronic format may be made available on the websites maintained by one or more underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead manager to underwriters that may make Internet distributions on the same basis as other allocations.

          From time to time, certain of the underwriters have provided, and may continue to provide, investment banking services to us.

          We, the selling shareholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

          The validity of the common stock offered hereby will be passed upon for us by Sidley Austin Brown & Wood, Chicago, Illinois. Certain legal matters will be passed upon for the underwriters by Winston & Strawn, Chicago, Illinois.

EXPERTS

          Our financial statements as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000 included in this prospectus and the related financial statement schedule incorporated by reference in this prospectus have been so included in reliance upon the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of such firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

          We file annual, quarterly and special reports, proxy statements and other information with the Securities Exchange Commission (“SEC”). Our SEC filings are available to the public from the SEC’s web site at http://www.sec.gov. You may also inspect our SEC reports and other information at the offices of The Nasdaq Stock Market, Inc. National Market System, 1735 K Street, N.W., Washington, D.C. 20006-1500.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

          The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and any information that we file later with the SEC will automatically update and supersede this information. The documents we incorporate by reference are:

•	our Annual Report on Form 10-K for the year ended December 31, 2000;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001;

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001;

•	our Current Report on Form 8-K filed on February 2, 2001;

•	our Current Report on Form 8-K filed on July 20, 2001; and

•	our Current Report on Form 8-K filed on August 6, 2001.

          All documents which we file with the SEC, under the terms of Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of any offering of common stock offered by this prospectus shall be deemed to be incorporated by reference in, and to be part of, this prospectus from the date such documents are filed.

          Any statement contained in this prospectus or in a document incorporated by reference is modified or superseded for purposes of this prospectus to the extent that a statement contained in any such document modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

          You may request, and we will provide, a copy of these filings, at no cost, by writing or telephoning us at the following address:

CDW Computer Centers, Inc.
200 North Milwaukee Avenue
Vernon Hills, Illinois 60061
Attn: Investor Relations
(847) 419-8234
E-mail: investorrelations@cdw.com

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Management’s Responsibility for Financial Statements	F-2

Report of Independent Accountants	F-3

Consolidated Balance Sheets as of December 31, 1999, December 31, 2000 and March 31, 2001 (Unaudited)	F-4

Consolidated Statements of Income for the years ended December 31, 1998, 1999 and 2000 and the three months ended March 31, 2000 and 2001 (Unaudited)	F-5

Consolidated Statement of Shareholders’ Equity for the years ended December 31, 1998, 1999 and 2000 and the three months ended March 31, 2001 (Unaudited)	F-6

Consolidated Statements of Cash Flows for the years ended December 31, 1998, 1999 and 2000 and the three months ended March 31, 2000 and 2001 (Unaudited)	F-7

Notes to Consolidated Financial Statements	F-8

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

          Management is responsible for the preparation, integrity and objectivity of the consolidated financial statements and other financial information presented in this report. The accompanying consolidated financial statements were prepared in accordance with generally accepted accounting principles, applying certain estimates and judgments as required.

          CDW Computer Centers, Inc.’s internal controls are designed to provide reasonable assurance as to the integrity and reliability of the financial statements and to adequately safeguard, verify and maintain accountability of assets. Such controls are based on established written policies and procedures, are implemented by trained, skilled personnel with an appropriate segregation of duties and are monitored through a comprehensive business process assurance program. These policies and procedures prescribe that the Company and all its employees are to maintain the highest ethical standards and that its business practices are to be conducted in a manner which is above reproach.

          PricewaterhouseCoopers LLP, independent auditors, are retained to audit CDW Computer Centers, Inc.’s financial statements. Their accompanying report is based on audits conducted in accordance with generally accepted auditing standards; which include the consideration of the Company’s internal controls to establish a basis for reliance thereon in determining the nature, timing and extent of the audit tests to be applied.

          The Board of Directors exercises its responsibility for these financial statements through its Audit Committee, which consists entirely of independent non-management Board members. The Audit Committee meets periodically with the independent auditors and with the Company’s Business Process Assurance manager, both privately and with management present to review accounting, auditing, internal controls and financial reporting matters.

John A. Edwardson Chairman of the Board and Chief Executive Officer	Harry J. Harczak, Jr. Executive Vice President Corporate Strategy and Chief Financial Officer

REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors
CDW Computer Centers, Inc.
Vernon Hills, Illinois

          In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of CDW Computer Centers, Inc. and Subsidiaries (the “Company”) at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PRICEWATERHOUSE COOPERS LLP

Chicago, Illinois
January 19, 2001

CDW COMPUTER CENTERS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31,		March 31, 2001
	1999	2000
ASSETS			(unaudited)
Current assets:
Cash and cash equivalents	$ 19,747	$ 43,664	$121,120
Marketable securities	63,228	158,957	92,989
Accounts receivable, net of allowance for doubtful accounts of $4,300, $7,000 and $8,000, respectively	230,190	337,424	328,276
Miscellaneous receivables	7,589	13,442	11,371
Merchandise inventory	126,217	110,202	153,297
Prepaid expenses and other assets	1,375	3,458	3,396
Deferred income taxes	6,702	6,736	6,736

Total current assets	455,048	673,883	717,185
Property and equipment, net	39,429	61,966	65,030
Investment in and advances to joint venture	6,499	5,804	6,743
Deferred income taxes and other assets	4,939	6,784	6,438

Total assets	$505,915	$748,437	$795,396

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$ 65,657	$ 56,081	$121,931
Accrued expenses:
Payroll, commissions and management incentive compensation	27,339	26,645	24,129
Income taxes	11,960	17,868	26,271
Exit costs	2,219	1,862	1,736
Other	7,756	9,730	10,484

Total current liabilities	114,931	112,186	184,551

Commitments and contingencies
Shareholders’ equity:
Preferred shares, $1.00 par value; 5,000 shares authorized; none issued	—	—	—
Common shares, $ .01 par value; 500,000 shares authorized; 86,678, 87,465 and 87,665 shares issued, respectively	866	875	877
Paid-in capital	102,338	185,054	193,843
Retained earnings	290,344	452,613	493,089
Unearned compensation	(475)	(202)	(3,494)

	393,073	638,340	684,315
Less cost of common shares in treasury; 200, 200 and 2,095 shares, respectively	(2,089)	(2,089)	(73,470)

Total shareholders’ equity	390,984	636,251	610,845

Total liabilities and shareholders’ equity	$505,915	$748,437	$795,396

The accompanying notes are an integral part of the consolidated financial statements.

CDW COMPUTER CENTERS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)

	Year Ended December 31,			Three Months Ended March 31,
	1998	1999	2000	2000	2001
				(unaudited)
Net sales	$1,733,489	$2,561,239	$3,842,452	$ 863,988	$ 987,245
Cost of sales	1,513,314	2,237,700	3,352,609	754,775	857,126

Gross profit	220,175	323,539	489,843	109,213	130,119
Selling and administrative expenses	103,172	149,230	217,756	48,213	63,843
Net advertising expenses	12,365	16,397	12,479	4,152	2,813

Income from operations	104,638	157,912	259,608	56,848	63,463
Interest income	4,708	4,931	9,739	1,755	3,824
Other expense, net	(335)	(450)	(690)	(175)	(106)

Income before income taxes	109,011	162,393	268,657	58,428	67,181
Income tax provision	43,170	64,308	106,388	23,137	26,705

Net income	$ 65,841	$ 98,085	$ 162,269	$ 35,291	$ 40,476

Earnings per share
Basic	$ 0.76	$ 1.14	$ 1.87	$ 0.41	$ 0.47

Diluted	$ 0.76	$ 1.11	$ 1.79	$ 0.39	$ 0.45

Weighted average number of common shares outstanding
Basic	86,124	86,270	87,003	86,574	86,194

Diluted	87,008	88,304	90,860	89,452	89,089

The accompanying notes are an integral part of the consolidated financial statements.

CDW COMPUTER CENTERS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

(in thousands)

	Common Shares		Paid-in Capital	Retained Earnings	Unearned Compensation	Treasury Shares		Total Shareholders’ Equity
	Shares	Amount				Shares	Amount
Balance at December 31, 1997	86,100	$860	$ 74,035	$126,418	$(1,447)	—	$ —	$199,866
MPK Restricted Stock Plan forfeitures			(1)					(1)
Amortization of unearned compensation					472			472
Compensatory stock option grants			986					986
Exercise of stock options	184	2	1,139					1,141
Tax benefit from stock option transactions			3,741					3,741
Capital contribution for litigation settlement assumed by majority shareholder			4,365					4,365
Additional redemption price pursuant to litigation settlement			(4,365)					(4,365)
Capital contribution for legal costs assumed by majority shareholder, net of tax			806					806
Purchase of treasury shares						200	(2,089)	(2,089)
Net income				65,841				65,841

Balance at December 31, 1998	86,284	862	80,706	192,259	(975)	200	(2,089)	270,763
MPK Restricted Stock Plan forfeitures			(101)		101			—
Amortization of unearned compensation					399			399
Compensatory stock option grants			1,880					1,880
Exercise of stock options	394	4	2,415					2,419
Tax benefit from stock option transactions			17,438					17,438
Net income				98,085				98,085

Balance at December 31, 1999	86,678	866	102,338	290,344	(475)	200	(2,089)	390,984
MPK Restricted Stock Plan forfeitures			(15)		15			—
Amortization of unearned compensation					258			258
Compensatory stock option grants			4,225					4,225
Exercise of stock options	787	9	7,116					7,125
Tax benefit from stock option and restricted stock transactions			71,390					71,390
Net income				162,269				162,269

Balance at December 31, 2000	87,465	875	185,054	452,613	(202)	200	(2,089)	636,251
Amortization of unearned compensation					371			371
Compensatory stock option grants			106					106
Compensatory restricted stock grant	100	1	3,662		(3,663)			—
Exercise of stock options	100	1	599					600
Tax benefit from stock option and restricted stock transactions			4,422					4,422
Purchase of treasury shares						1,895	(71,381)	(71,381)
Net income				40,476				40,476

Balance at March 31, 2001 (1)	87,665	$877	$193,843	$493,089	$(3,494)	2,095	$(73,470)	$610,845

(1)	All information for the three months ended March 31, 2001 is unaudited.

The accompanying notes are an integral part of the consolidated financial statements.

CDW COMPUTER CENTERS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,			Three Months Ended March 31,
	1998	1999	2000	2000	2001
				(unaudited)
Cash flows from operating activities:
Net income	$ 65,841	$ 98,085	$162,269	$ 35,291	$ 40,476
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	4,758	6,788	10,478	1,954	3,181
Accretion of marketable securities	(2,797)	(3,017)	(2,930)	(799)	(160)
Stock-based compensation expense	1,458	2,279	4,483	90	477
Allowance for doubtful accounts	1,235	1,115	2,700	150	1,000
Legal fees assumed by majority shareholder, net of tax	806	—	—	—	—
Deferred income taxes	(720)	(1,573)	(1,866)	931	380
Tax benefit from stock option exercises	3,741	17,438	71,390	44,899	4,422
Changes in assets and liabilities:
Accounts receivable	(66,019)	(78,997)	(109,934)	(54,778)	8,148
Miscellaneous receivables and other assets	(1,936)	(1,673)	(5,940)	(2,125)	2,030
Merchandise inventory	(2,451)	(61,825)	16,015	(7,715)	(43,095)
Prepaid expenses	(675)	38	(2,097)	(318)	28
Prepaid income taxes	—	—	—	(23,712)	—
Accounts payable	(3,093)	24,299	(9,576)	34,950	65,850
Accrued compensation	3,283	11,060	(694)	(10,825)	(2,516)
Accrued income taxes and other expenses	1,769	9,010	7,882	(10,753)	9,158
Accrued exit costs	(676)	(496)	(357)	55	(126)

Net cash provided by operating activities	4,524	22,531	141,823	7,295	89,253

Cash flows from investing activities:
Purchases of available-for-sale securities	(26,810)	(81,567)	(116,398)	(16,610)	(19,250)
Redemptions of available-for-sale securities	32,250	53,792	60,900	19,900	52,000
Purchases of held-to-maturity securities	(88,122)	(50,020)	(130,781)	(42,627)	—
Redemptions of held-to-maturity securities	80,213	84,042	93,480	32,669	33,378
Investment in and advances to joint venture	—	(7,650)	(21,706)	(3,965)	(5,648)
Repayment of advances from joint venture	—	1,131	22,489	1,250	4,749
Purchase of property and equipment	(15,110)	(9,161)	(33,015)	(5,456)	(6,245)

Net cash provided by (used in) investing activities	(17,579)	(9,433)	(125,031)	(14,839)	58,984

Cash flows from financing activities:
Purchase of treasury shares	(2,089)	—	—	—	(71,381)
Proceeds from exercise of stock options	1,141	2,419	7,125	1,674	600

Net cash provided by (used in) financing activities	(948)	2,419	7,125	1,674	(70,781)

Net increase (decrease) in cash	(14,003)	15,517	23,917	(5,870)	77,456
Cash and cash equivalents—beginning of year	18,233	4,230	19,747	19,747	43,664

Cash and cash equivalents—end of year	$ 4,230	$ 19,747	$ 43,664	$ 13,877	$121,120

Supplementary disclosure of cash flow information:

Taxes paid	$ 40,400	$ 41,491	$ 28,679	$ 11,367	$ 13,500

The accompanying notes are an integral part of the consolidated financial statements.

CDW COMPUTER CENTERS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts and disclosures for the three months ended March 31, 2000 and 2001 are unaudited)

1. Description of Business

          CDW Computer Centers, Inc. and its subsidiaries (collectively the “Company”) are engaged in the sale of brand name personal computers and related products primarily through direct marketing to end users within the United States. The Company’s primary business is conducted from a combined sales, corporate office, distribution center and showroom facility located in Vernon Hills, Illinois and through www.cdw.com, its Internet site. The Company also operates sales offices in Buffalo Grove, Lincolnshire and Chicago, Illinois, a retail showroom in Chicago, Illinois and a government sales office in Lansdowne, Virginia.

          The Company extends credit to business, government and institutional customers under certain circumstances based upon the financial strength of the customer. Such customers are typically granted net 30 day credit terms. The balance of the Company’s sales are made primarily through third party credit cards and for cash-on-delivery.

2. Summary of Significant Accounting Policies

Principles of Consolidation

          The accompanying consolidated financial statements include the accounts of CDW Computer Centers, Inc, and its wholly owned subsidiaries, CDW Government, Inc. (CDW-G) and CDW Capital Corporation. CDW-G sells personal computers and related products and focuses exclusively on serving government and educational customers. CDW Capital Corporation owns a 50% interest in CDW Leasing, L.L.C. (Note 12 ). The investment in CDW Leasing, L.L.C. is accounted for by the equity method. All inter-Company transactions and accounts are eliminated in consolidation.

Interim Financial Information

          The consolidated financial statements and related notes thereto for the three months ended March 31, 2000 and 2001 are unaudited and have been prepared on the same basis as the audited financial statements included herein. In the opinion of management, such unaudited financial statements include all adjustments necessary to present fairly the information set forth therein. These adjustments consist solely of normal recurring accruals. The results of operations for such interim periods are not necessarily indicative of results for the full year.

Pervasiveness of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Additionally, such estimates and assumptions affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Earnings Per Share

          The Company calculates earnings per share in accordance with Statement of Financial Accounting Standards No. 128, “Earnings Per Share” (SFAS 128). Accordingly, the Company has disclosed earnings per share calculated using both the basic and diluted methods for all periods presented. A reconciliation of basic and diluted per-share computations is included in Note 10.

          On April 20, 1999, the Board of Directors of the Company approved a two-for-one stock split to be effected in the form of a stock dividend paid on May 19, 1999 to all common shareholders of record at the close of business on May 5, 1999. On April 22, 2000, the Board of Directors of the Company approved a two-for-one stock split effected in the form of a stock dividend paid on June 21, 2000 to all common shareholders of record at the close of business on June 14, 2000. All per share and related amounts contained in these financial statements and notes have been adjusted to reflect the stock splits.
CDW COMPUTER CENTERS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts and disclosures for the three months ended March 31, 2000 and 2001 are unaudited)

Cash and Cash Equivalents

          Cash and cash equivalents include all deposits in banks and highly liquid temporary cash investments purchased with original maturities of three months or less at the time of purchase.

Marketable Securities

          The Company classifies securities with a stated maturity, which it has the intent to hold to maturity, as “held-to-maturity”, and records such securities at amortized cost. Securities which do not have stated maturities or for which the Company does not have the intent to hold to maturity are classified as “available-for-sale” and recorded at fair value, with unrealized holding gains or losses, if material, recorded as a separate component of Shareholders’ Equity. The Company does not invest in trading securities. All securities are accounted for on a specific identification basis.

          The Company’s marketable securities are concentrated in securities of the U.S. Government and U.S. Government Agencies. Such investments are supported by the financial stability and credit standing of the U. S. Government or applicable U. S. Government Agency.

Merchandise Inventory

          Inventory is valued at the lower of cost or market. Cost is determined on the first-in, first-out method.

Property and Equipment

          Property and equipment are stated at cost. The Company calculates depreciation using the straight-line method with useful lives ranging from 2 to 25 years. Expenditures for major renewals and improvements that extend the useful life of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Revenue Recognition

          The Company records revenues from sales transactions when title to products sold passes to the customer. The Company’s shipping terms dictate that the passage of title occurs upon receipt of products by the customer.

Advertising

          Advertising costs are charged to expense in the period incurred. Cooperative reimbursements from vendors, which are earned and available, are recorded in the period the related advertising expenditure is incurred. The following table summarizes advertising costs and cooperative reimbursements for the years ended December 31, 1998, 1999 and 2000, respectively, and the three months ended March 31, 2000 and 2001, respectively (in thousands):

	Year Ended December 31,			Three Months Ended March 31,
	1998	1999	2000	2000	2001
Gross advertising expenses	$ 51,840	$ 65,217	$ 91,296	$ 20,607	$ 21,916
Less: cooperative reimbursements	(39,475)	(48,820)	(78,817)	(16,455)	(19,103)

Net advertising expenses	$ 12,365	$ 16,397	$ 12,479	$ 4,152	$ 2,813

CDW COMPUTER CENTERS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts and disclosures for the three months ended March 31, 2000 and 2001 are unaudited)

Stock-Based Compensation

          In accordance with Statement of Financial Accounting Standards No. 123, “Accounting for Stock Based Compensation” (SFAS 123), the Company accounts for its stock-based compensation programs according to the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” Accordingly, compensation expense is recognized to the extent of employee or director services rendered based on the intrinsic value of compensatory options or shares granted under the plans. See Note 9 for disclosure of the Company’s stock-based compensation plans in accordance with SFAS 123.

Fair Value of Financial Instruments

          The Company estimates that the fair market value of all of its financial instruments at December 31, 1999 and 2000 and March 31, 2001 are not materially different from the aggregate carrying value due to the short term nature of these instruments.

Treasury Shares

          The Company intends to hold the shares in treasury for general corporate purposes, including issuances under various employee stock option plans. The Company accounts for the treasury shares using the cost method.

Financial Statement Presentation

          The Company has reclassified certain balance sheet and income statement amounts reported in prior years to conform with the 2000 presentation.

3. Marketable Securities

          The amortized cost and estimated fair values of the Company’s investments in marketable securities at December 31, 1999 and 2000 and March 31, 2001 (in thousands) were:

Security Type	Estimated Fair Value	Gross Unrealized Holding		Amortized Cost
		Gains	Losses
December 31, 1999
Available-for-sale:
U.S. Government and Government Agency securities	$ 30,757	$ —	$(20)	$ 30,777

Held-to-maturity:
U.S. Government and Government Agency securities	32,458	7	—	32,451

Total marketable securities	$ 63,215	$ 7	$(20)	$ 63,228

December 31, 2000
Available-for-sale:
U.S. Government and Government Agency securities	$ 86,904	$ 73	$—	$ 86,831

Held-to-maturity:
U.S. Government and Government Agency securities	72,223	97	—	72,126

Total marketable securities	$159,127	$170	$—	$158,957

CDW COMPUTER CENTERS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts and disclosures for the three months ended March 31, 2000 and 2001 are unaudited)

Security Type	Estimated Fair Value	Gross Unrealized Holding		Amortized Cost
		Gains	Losses
March 31, 2001
Available-for-sale:
U.S. Government and Government Agency securities	$54,392	$243	$—	$54,149

Held-to-maturity:
U.S. Government and Government Agency securities	38,913	73	—	38,840

Total marketable securities	$93,305	$316	$—	$92,989

           The Company’s investments in marketable securities at December 31, 1999 and 2000 and March 31, 2001 were all due in one year or less by contractual maturity. Estimated fair values of marketable securities are based on quoted market prices.

4. Property and Equipment

          Property and equipment consists of the following (in thousands):

	December 31,		March 31, 2001
	1999	2000
Land	$10,367	$10,367	$10,367
Machinery and equipment	15,117	17,803	17,873
Building and leasehold improvements	13,455	14,735	14,759
Computer and data processing equipment	10,168	19,621	20,105
Computer software	2,482	6,985	7,056
Furniture and fixtures	2,193	3,753	3,762
Construction in progress	1,057	13,544	19,131

	54,839	86,808	93,053
Less accumulated depreciation	15,410	24,842	28,023

Net property and equipment	$39,429	$61,966	$65,030

          The Company owns approximately 45 acres of land, of which approximately 11 acres are vacant and available for future expansion.

          In April 2001, the Company opened a 250,000 square foot addition to its distribution center in Vernon Hills, Illinois. The new addition functions as a multi-functional receiving, stocking and shipping warehouse for ready ship products such as computers, printers and monitors. The new addition doubles the Company’s warehousing and shipping capacity.

5. Financing Arrangements

          The Company has an aggregate $50 million available pursuant to two $25 million unsecured lines of credit with two financial institutions. One line of credit expires in June 2002, at which time the Company intends to renew the line, and the other does not have a fixed expiration date. Borrowings under the first credit facility bear interest at the prime rate less 2.50%, LIBOR plus .50% or the federal funds rate plus .50%, as determined by the Company. Borrowings under the second credit facility bear interest at the prime rate less 2.50%, LIBOR plus .45% or the federal funds rate plus .45%, as determined by the Company. At December 31, 2000 and March 31, 2001, there were no borrowings under either of the credit facilities.
CDW COMPUTER CENTERS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts and disclosures for the three months ended March 31, 2000 and 2001 are unaudited)

6. Trade Financing Agreements

          The Company has entered into security agreements with certain financial institutions (“Flooring Companies”) in order to facilitate the purchase of inventory from various suppliers under certain terms and conditions. The agreements allow for a maximum credit line of $77.5 million as of December 31, 2000 and $73.0 million as of March 31, 2001, collateralized by inventory purchases financed by the Flooring Companies. At December 31, 1999 and 2000, the Company owed the Flooring Companies approximately $13.8 million and $18.6 million, respectively. All amounts owed the Flooring Companies at December 31, 1999 and 2000 and at March 31, 2001 are included in trade accounts payable.

7. Operating Leases and Exit Costs

          The Company is obligated under various operating lease agreements, primarily for office facilities, in the Chicago metropolitan area. The lease agreements generally provide for minimum rent payments and a proportionate share of operating expenses and property taxes, and include certain renewal and expansion options. For the years ended December 31, 1998, 1999 and 2000, rent expense was $230,000, $432,000 and $2.0 million, respectively. Additionally, $689,000, $573,000 and $571,000 of rental payments were charged to the exit liability in 1998, 1999 and 2000, respectively. For the three months ended March 31, 2000 and 2001, rent expense was $109,000 and $1.2 million, respectively. Additionally, $143,000 of rental payments were charged to the exit liability in both the three months ended March 31, 2000 and 2001. Future minimum lease payments are as follows (in thousands):

Year Ended December 31,	Amount
2001	$ 4,598
2002	6,535
2003	6,655
2004	5,978
2005	6,148
Thereafter	32,770

Total future minimum lease payments	$62,684

          The Company recorded a $4.0 million pre-tax non-recurring charge to operating results for exit costs relating to its leased Buffalo Grove facility in the first quarter of 1996. The exit costs consist primarily of the estimated cost to the Company of subleasing the vacated facility, including holding costs, the estimated costs of restoring the building to its original condition and certain asset write-offs resulting from the relocation. During 1998, 1999 and 2000, the Company charged approximately $676,000, $496,000 and $357,000 against the exit accrual, respectively. During the three months ended March 31, 2000 and 2001, the Company increased the exit accrual by $55,000 and charged approximately $126,000 against the exit accrual, respectively. These amounts include cash payments for rent, real estate taxes and restoration, net of sublease payments.

          The Company sublet the warehouse and showroom portions of the Buffalo Grove facility to a third party in 1999. However, the sublessee terminated the lease in conjunction with its Chapter 11 proceeding under the bankruptcy laws in the first quarter of 2000 and has since vacated the premises. The Company has elected to occupy an additional portion of the facility and is subleasing a portion of the remaining space. The Company will continue to evaluate the future use of the warehouse space and will adjust the remaining exit liability as necessary.

CDW COMPUTER CENTERS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts and disclosures for the three months ended March 31, 2000 and 2001 are unaudited)

           In March 2001, a ten-year lease agreement commenced for an office building totaling approximately 156,000 square feet in Mettawa, Illinois. The building is located within five miles of the Company’s headquarters in Vernon Hills, Illinois and will house sales, customer service, training and sales recruiting personnel.

8. Income Taxes

          Components of the provision (benefit) for income taxes for the years ended December 31, 1998, 1999 and 2000 and the three months ended March 31, 2000 and 2001 consist of (in thousands):

	Year Ended December 31,			Three Months Ended March 31,
	1998	1999	2000	2000	2001
Current:
Federal	$35,968	$54,135	$ 89,520	$18,236	$21,821
State	7,922	11,746	18,734	3,971	4,504

Total current	43,890	65,881	108,254	22,207	26,325
Deferred	(720)	(1,573)	(1,866)	930	380

Provision for income taxes	$43,170	$64,308	$106,388	$23,137	$26,705

          The current income tax liabilities for 1998, 1999 and 2000 and for the three months ended March 31, 2000 and 2001 were reduced by $3.7 million, $17.4 million, $71.4 million, $44.9 million and $4.4 million, respectively, for tax benefits recorded directly to paid-in capital relating to the exercise or vesting of shares pursuant to the CDW Stock Option Plan, the MPK Stock Option Plan and the MPK Restricted Stock Plan.

          The reconciliation between the statutory tax rate expressed as a percentage of income before income taxes and the actual effective tax rate for 1998, 1999 and 2000 is as follows:

	1998	1999	2000
Statutory federal income tax rate	35.0%	35.0%	35.0%
State taxes, net of federal benefit	4.6	4.6	4.5
Other	0.0	0.0	0.1

Total	39.6%	39.6%	39.6%

          The effective income tax rate, expressed as a percentage of income before income taxes, increased to 39.75% for the three months ended March 31, 2001.
CDW COMPUTER CENTERS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts and disclosures for the three months ended March 31, 2000 and 2001 are unaudited)

           The tax effect of temporary differences that give rise to the net deferred income tax asset at December 31, 1999 and 2000 are presented below (in thousands):

	1999	2000
Current:
Accounts receivable	$ 2,233	$ 3,364
Payroll and benefits	3,805	2,621
Merchandise inventory	462	438
Accrued expenses	202	314

Subtotal Current	6,702	6,737

Non-current:
Employee stock plans	4,742	5,514
Exit charge	865	745
Property and equipment	(752)	199
Other	(47)	181

Subtotal Non-current	4,808	6,639

Net deferred tax asset	$11,510	$13,376

          The portion of the net deferred tax asset relating to employee stock plans results primarily from the MPK Stock Option Plan and compensatory stock option grants under the CDW Stock Option Plans. Compensation expense related to these plans is deductible for income tax purposes in the year the options are exercised.

          Although realization is not assured, management believes, based upon historical taxable income, that it is more likely than not that all of the deferred tax asset will be realized.

9. Stock-Based Compensation

CDW Stock Option Plans

          The Company has established certain stock-based compensation plans for the benefit of its directors and coworkers. Pursuant to these plans the Company has reserved a total of 8,681,648 common shares for future stock option grants as of December 31, 2000. The plans generally include vesting requirements from 3 to 10 years and option lives of up to 20 years. Options may be granted at exercise prices ranging from $0.01 to the market price of the common stock at the date of grant.
CDW COMPUTER CENTERS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts and disclosures for the three months ended March 31, 2000 and 2001 are unaudited)

           Option activity for the years ended December 31, 1998, 1999 and 2000 was as follows:

	Shares	Weighted-Average Exercise Price	Options Exercisable
Balance at January 1, 1998	7,327,676	$11.70	178,948

Options granted	2,856,460	23.19
Options exercised	(183,488)	6.22
Options forfeited	(460,140)	12.62

Balance at December 31, 1998	9,540,508	15.20	452,180

Options granted	3,700,390	31.10
Options exercised	(394,404)	6.13
Options forfeited	(649,060)	17.21

Balance at December 31, 1999	12,197,434	20.21	819,910

Options granted	985,250	25.84
Options exercised	(787,028)	9.02
Options forfeited	(355,893)	25.78

Balance at December 31, 2000	12,039,763	$21.24	1,202,352

          During the three months ended March 31, 2001, the Company granted approximately 1.8 million options, approximately 100,000 options were exercised and approximately 185,000 options were forfeited.

          For the years ended December 31, 1998, 1999 and 2000, the weighted-average fair value of options granted was as follows:

	1998	1999	2000
Exercise price equals market price	$16.39	$22.88	$21.25
Exercise price is less than market price	$23.98	$39.31	$27.87

The following table summarizes the status of outstanding stock options as of December 31, 2000:

	Options Outstanding			Options Exercisable
Range of Exercise prices	Number of Options Outstanding	Weighted- Average Remaining Contractual Life (in years)	Weighted- Average Exercise Price	Number of Options Exercisable	Weighted- Average Exercise Price
$0.003-$0.01	337,733	18.7	$ 0.01	—	$ —
$2.33-$3.25	21,600	14.0	$ 2.96	—	$ —
$5.69-$6.75	579,679	14.9	$ 6.61	579,679	$ 6.61
$10.00-$14.83	4,370,232	16.4	$13.65	618,853	$13.91
$16.20-$23.98	2,375,856	18.0	$23.85	2,172	$23.98
$24.32-$34.52	2,753,059	18.9	$25.90	—	$ —
$39.31-$44.00	1,551,604	19.0	$39.32	1,648	$39.31
$63.375	50,000	20.0	$63.38	—	$ —

$0.003-$63.375	12,039,763	17.6	$21.24	1,202,352	$10.45

CDW COMPUTER CENTERS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts and disclosures for the three months ended March 31, 2000 and 2001 are unaudited)

           Had the Company elected to apply the provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock Based Compensation” (SFAS 123) regarding recognition of compensation expense to the extent of the calculated fair value of stock options, reported net income and earnings per share would have been reduced as follows:

	1998	1999	2000
	(in thousands, except per share amounts)
Net income, as reported	$65,841	$98,085	$162,269
Pro forma net income	$61,574	$90,525	$149,211

Basic earnings per share, as reported	$ 0.76	$ 1.14	$ 1.87
Diluted earnings per share, as reported	$ 0.76	$ 1.11	$ 1.79

Pro forma basic earnings per share	$ 0.72	$ 1.05	$ 1.72
Pro forma diluted earnings per share	$ 0.71	$ 1.03	$ 1.67

          The effects of applying SFAS 123 in the above pro forma disclosure are not likely to be representative of the effects disclosed in future years because the pro forma calculations exclude stock options granted before 1995.

          For purposes of the SFAS 123 pro forma net income and earnings per share calculation, the fair value of each option grant is estimated as of the date of grant using the Black-Scholes option-pricing model. The weighted-average assumptions used in determining fair value as disclosed for SFAS 123 are shown in the following table:

	1998	1999	2000
Risk-free interest rate	5.4%	6.1%	5.0%
Dividend yield	0.0%	0.0%	0.0%
Option life (years)	9.9	9.8	8.7
Stock price volatility	52.6%	54.6%	57.6%

MPK Stock Option Plan

          Effective December 31, 1992, the Company’s current majority shareholder established the MPK Stock Option Plan pursuant to which he granted non-forfeitable options to certain officers to purchase 16,573,500 shares of common stock owned by him at an exercise price of $.004175 per share. Options were exercised as follows:

Transaction Year	Number of Options Exercised
1995	1,352,000
1997	544,000
1998	660,000
1999	1,744,000
2000	4,180,888

          Options for 3,196,972 shares for the two remaining participants are exercisable as of December 31, 2000 and the remaining 3,048,000 options are exercisable as follows: 2,286,000 on December 31, 2001 and 762,000 on December 31, 2002. The number of options exercisable increase proportionately to shares, if any, sold by the majority shareholder.
CDW COMPUTER CENTERS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts and disclosures for the three months ended March 31, 2000 and 2001 are unaudited)

MPK Restricted Stock Plan

          Effective upon the closing of the initial public offering, the current majority shareholder established the MPK Restricted Stock Plan. Pursuant to this plan, the majority shareholder allocated 2,674,416 shares of his common stock to be held in escrow for the benefit of those persons employed by the Company as of December 31, 1992. The number of shares allocated to each employee was dependent upon the employee’s years of service and salary history. As a result of these grants, which provided for vesting based upon continuous employment with the Company or its subsidiaries through January 1, 2000, the Company recorded a capital contribution and offsetting deferred charge of approximately $2.8 million for unearned compensation equal to the number of shares granted, times $1.0425 per share. The deferred charge is classified in the equity section of the consolidated balance sheet of the Company as unearned compensation and is being amortized on a straight-line basis over the vesting period. As of December 31, 2000 and March 31, 2001, 703,378 and 707,248 shares, respectively, have been forfeited for which the Company has recorded a reduction of both unearned compensation and paid-in capital, in addition to reducing the amortization of unearned compensation accordingly.

          The Company filed a Registration Statement on Form S-3, which was effective on February 7, 1997, to modify the terms of the MPK Restricted Stock Plan and provide participants the option to accelerate the vesting on 25% of their shares in exchange for the extension of the vesting period on their remaining shares through 2003. Under the terms of this modification, participants who elected the acceleration were granted options by the Company equal to the number of shares which became vested with an exercise price of $14.75 per share, the market price of the stock on the acceleration date.

          As of December 31, 2000, 996,198 shares remain outstanding under the modified terms and vest evenly over three years beginning on January 1, 2001. As of March 31, 2001, 660,236 shares remain outstanding under the modified terms and vest evenly over two years beginning on January 1, 2002.

Tax Benefits

          The exercise and vesting of shares pursuant to the MPK Stock Option Plan, MPK Restricted Stock Plan and the CDW Incentive Stock Option Plan resulted in the realization by the Company of tax benefits of approximately $3.9 million in 1998, $17.8 million in 1999, $72.5 million in 2000, $45.9 million in the three months ended March 31, 2000 and $4.8 million in the three months ended March 31, 2001, of which $144,000, $381,000, $1.1 million, $1.0 million and $380,000, respectively, were previously recorded in deferred taxes. The incremental tax benefits of approximately $3.7 million in 1998, $17.4 million in 1999, $71.4 million in 2000, $44.9 million in the three months ended March 31, 2000 and $4.4 million in the three months ended March 31, 2001 were recorded to paid-in capital.
CDW COMPUTER CENTERS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts and disclosures for the three months ended March 31, 2000 and 2001 are unaudited)

10. Earnings Per Share

          At December 31, 2000 and March 31, 2001, the Company had outstanding common shares totaling 87,265,000 and 85,570,000, respectively. The Company has also granted options to purchase common shares to the coworkers of the Company as discussed in Note 9. These options have a dilutive effect on the calculation of earnings per share. The following table is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations as required by SFAS 128.

	Year Ended December 31,			Three Months Ended March 31,
	1998	1999	2000	2000	2001
	(in thousands, except per share data)
Basic earnings per share:
Income available to common shareholders (numerator)	$65,841	$98,085	$162,269	$35,291	$40,476

Weighted average common shares outstanding (denominator)	86,124	86,270	87,003	86,574	86,194

Basic earnings per share	$ 0.76	$ 1.14	$ 1.87	$ 0.41	$ 0.47

Diluted earnings per share:
Income available to common shareholders (numerator)	$65,841	$98,085	$162,269	$35,291	$40,476

Weighted average common shares outstanding	86,124	86,270	87,003	86,574	86,194
Effect of dilutive securities:
Options on common stock	884	2,034	3,857	2,878	2,895

Total common shares and dilutive securities (denominator)	87,008	88,304	90,860	89,452	89,089

Diluted earnings per share	$ 0.76	$ 1.11	$ 1.79	$ 0.39	$ 0.45

          Options to purchase 50,000 shares of common stock at $63.38 per share were outstanding during 2000 but were not included in the computation of diluted EPS because the options’ exercise price was greater than the average market price of the common shares. The options were still outstanding at December 31, 2000.

          Options to purchase 3,215,644 shares of common stock at a weighted average price per share of $38.26 were outstanding during the three months ended March 31, 2001 but were not included in the computation of diluted EPS because the options’ exercise price was greater than the average market price of the common shares. The options were still outstanding at March 31, 2001.

11. Profit Sharing and 401(k) Plan

          The Company has a profit sharing plan which includes a salary reduction feature established under the Internal Revenue Code Section 401(k) covering substantially all employees. Contributions by the Company to the profit sharing plan are determined at the discretion of the Board of Directors. For the years ended December 31, 1998, 1999 and 2000, the Company’s profit sharing expense was approximately $1,860,000, $2,639,000 and $3,600,000, respectively. For the three months ended March 31, 2000 and 2001, the Company’s profit sharing expense was approximately $900,000 and $1,125,000, respectively.
CDW COMPUTER CENTERS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts and disclosures for the three months ended March 31, 2000 and 2001 are unaudited)

12. Leasing Joint Venture

          In April 1999, CDW Capital Corporation, a wholly-owned subsidiary of the Company, and First Portland Corporation (“FIRSTCORP”) formed CDW Leasing, L.L.C. (“CDW-L”), a 50/50 joint venture. CDW-L provides captive leasing services to the Company’s customers. Under the terms of an operating agreement, FIRSTCORP provides leasing management services to CDW-L, with net earnings of the venture allocated 50% to the Company and 50% to FIRSTCORP. CDW Capital Corporation and FIRSTCORP each contributed $600,000 to the capital of CDW-L, maintain equal operating authority over CDW-L and have an equal number of seats on the Board of Managers of the joint venture.

          The Company has a $5.8 million and $6.7 million net investment in and loan to CDW-L at December 31 2000, and March 31, 2001, respectively. The Company is committed to loan up to $10 million to CDW-L to fund new leases. During the third quarter of 2000, CDW-L obtained a financing commitment for $25 million from a financial institution of which $13.4 million and $14.9 million was outstanding at December 31, 2000, and March 31, 2001, respectively. In order to comply with certain covenants related to the $25 million financing commitment, a portion of the Company’s loan is subordinated to the financial institution. The terms of the Company’s loan agreement provide for interest based on the 90 day LIBOR rate plus 2.2% for the non-subordinated portion of the loan and the 90 day LIBOR rate plus 5.0% for the subordinated debt.

13. Contingencies

          As of December 31, 2000 and March 31, 2001, the Company was not a party to any material legal proceedings.

14. Share Repurchase Program (Unaudited)

          In January 2001, the Company’s Board of Directors authorized the purchase of up to 5 million shares of its common stock, slightly more than 5% of its total outstanding shares, from time to time in both open market and private transactions, as conditions warrant. The repurchase program is expected to remain effective for approximately twenty-four months, unless sooner completed or terminated by the Board of Directors. The Company intends to hold the repurchased shares in treasury for general corporate purposes, including issuances under various employee stock option plans. In connection with the program the Company purchased approximately 1,900,000 shares of its common stock during the three months ended March 31, 2001 at a total cost of approximately $71.4 million. These repurchases included 1,500,000 shares repurchased on February 2, 2001, at a total cost of $57.6 million ($38.423 per share) from Gregory C. Zeman, Vice Chairman and Director, and Daniel B. Kass, Executive Vice President of Sales and Director.
CDW COMPUTER CENTERS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts and disclosures for the three months ended March 31, 2000 and 2001 are unaudited)

15. Selected Quarterly Financial Data (Unaudited)

          The following information is for the years ended December 31, 1999 and 2000 and for the three months ended March 31, 2001(in thousands, except per share data):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
December 31, 1999
Net sales	$ 539,406	$ 597,554	$ 683,012	$ 741,267
Gross profit	$ 67,906	$ 74,747	$ 85,614	$ 95,272
Income before income taxes	$ 32,614	$ 36,921	$ 43,358	$ 49,500
Net income	$ 19,698	$ 22,301	$ 26,188	$ 29,898
Earnings per share:
Basic	$ 0.23	$ 0.26	$ 0.30	$ 0.35
Diluted	$ 0.22	$ 0.25	$ 0.30	$ 0.33

December 31, 2000
Net sales	$ 863,988	$ 943,342	$1,028,051	$1,007,071
Gross profit	$ 109,213	$ 122,221	$ 131,134	$ 127,275
Income before income taxes	$ 58,428	$ 66,307	$ 74,387	$ 69,535
Net income	$ 35,291	$ 40,049	$ 44,930	$ 41,999
Earnings per share:
Basic	$ 0.41	$ 0.46	$ 0.52	$ 0.48
Diluted	$ 0.39	$ 0.44	$ 0.49	$ 0.46

March 31, 2001
Net sales	$ 987,245
Gross profit	$ 130,119
Income before income taxes	$ 67,181
Net income	$ 40,476
Earnings per share:
Basic	$ 0.47
Diluted	$ 0.45
[Pictures of CDW coworkers appear here]

The CDW Focus

We have more than 1,100 account managers who sell technology products and services primarily to commercial customers, including business, government, education and institutional users.

We firmly believe our success rests on how well
we motivate and develop our team of approximately 2,700 coworkers. For the third consecutive year FORTUNE magazine has named us one of the “100 Best Companies to Work for in America.”

We offer custom configuration services, including installation of accessories and expansion products, software loading, imaging for custom applications and configuration of network operating systems.

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